FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2005 & 2004

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2005 & 2004

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2005 & 2004

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2005 & 2004

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2005 & 2004

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	249,989,156	100	261,423,137	100

s02	CURRENT ASSETS	55,427,274	22	62,107,181	24
s03	CASH AND SHORT-TERM INVESTMENTS	23,211,062	9	21,181,620	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	23,880,922	10	22,900,567	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,203,824	2	8,210,800	3
s06	INVENTORIES	1,136,062	0	1,400,643	1
s07	OTHER CURRENT ASSETS	1,995,404	1	8,413,551	3
s08	LONG - TERM	804,102	0	820,026	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	797,232	0	757,061	0
s11	OTHER INVESTMENTS	6,870	0	62,965	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	150,576,771	60	156,385,258	60
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	428,487,541	171	425,813,842	163
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	286,522,446	115	273,358,263	105
s17	CONSTRUCTIONS IN PROGRESS	8,611,676	3	3,929,679	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	12,663,154	5	7,868,974	3
s19	OTHER ASSETS	30,517,855	12	34,241,698	13

s20	TOTAL LIABILITIES	138,641,492	100	150,004,776	100

s21	CURRENT LIABILITIES	44,778,487	32	50,112,647	33
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	3,151,742	2	12,755,518	9
s24	STOCK MARKET LOANS	11,443,451	8	878,305	1
s25	TAXES PAYABLE	1,684,301	1	7,185,469	5
s26	OTHER CURRENT LIABILITIES	28,498,993	21	29,293,355	20
s27	LONG - TERM LIABILITIES	76,363,502	55	79,405,691	53
s28	BANK LOANS	40,308,527	29	43,486,116	29
s29	STOCK MARKET LOANS	36,054,975	26	35,919,575	24
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	17,499,503	13	20,486,438	14

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	111,347,664	100	111,418,361	100

s34	MINORITY INTEREST	9,908,284	9	14,422,605	13
s35	MAJORITY INTEREST	101,439,380	91	96,995,756	87
s36	CONTRIBUTED CAPITAL	46,912,342	42	48,310,673	43
s79	CAPITAL STOCK (NOMINAL)	27,535,948	25	28,934,279	26
s39	PREMIUM ON SALES OF SHARES	19,376,394	17	19,376,394	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	54,527,038	49	48,685,083	44
s42	RETAINED EARNINGS AND CAPITAL RESERVE	125,119,560	112	117,110,713	105
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(70,592,522)	(63)	(68,425,630)	(61)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	23,211,062	100	21,181,620	100
s46	CASH	2,456,107	11	1,129,528	5
s47	SHORT-TERM INVESTMENTS	20,754,955	89	20,052,092	95

s07	OTHER CURRENT ASSETS	1,995,404	100	8,413,551	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,995,404	100	8,413,551	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	12,663,154	100	7,868,974	100
s48	AMORTIZED OR REDEEMED EXPENSES	4,478,000	35	3,960,104	50
s49	GOODWILL	8,185,154	65	3,908,870	50
s51	OTHERS	0	0	0	0

s19	OTHER ASSETS	30,517,855	100	34,241,698	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	22,477,390	74	26,475,834	77
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	5,787,981	19	5,507,050	16
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,252,484	7	2,258,814	7

s21	CURRENT LIABILITIES	44,778,487	100	50,112,647	100
s52	FOREIGN CURRENCY LIABILITIES	14,595,193	33	11,928,878	24
s53	MEXICAN PESOS LIABILITIES	30,183,294	67	38,183,769	76

s26	OTHER CURRENT LIABITIES	28,498,993	100	29,293,355	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,577,716	6	653,227	2
s89	INTEREST LIABILITIES	1,483,058	5	1,933,680	7
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	25,438,219	89	26,706,448	91

s27	LONG-TERM LIABILITIES	76,363,502	100	79,405,691	100
s59	FOREIGN CURRENCY LIABILITIES	68,463,502	90	72,069,261	91
s60	MEXICAN PESOS LIABILITIES	7,900,000	10	7,336,430	9

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	17,499,503	100	20,486,438	100
s66	DEFERRED TAXES	15,504,902	89	18,704,438	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,994,601	11	1,782,000	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	27,535,948	100	28,934,279	100
s37	CAPITAL STOCK (NOMINAL)	275,564	1	295,811	1
s38	RESTATEMENT OF CAPITAL STOCK	27,260,384	99	28,638,468	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	125,119,560	100	117,110,713	100
s93	LEGAL RESERVE	19,226,000	15	18,616,819	16
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	77,713,692	62	70,081,656	60
s45	NET INCOME FOR THE YEAR	28,179,868	23	28,412,238	24

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(70,592,522)	100	(68,425,630)	100
s70	ACCUMULATED MONETARY RESULT	(14,044,319)	20	(14,044,319)	21
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(59,393,295)	84	(54,081,556)	79
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	1,138,311	(2)	794,940	(1)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	208,500	0	0	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	1,498,281	(2)	46,973	(0)
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	0	0	(1,141,668)	2

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	10,648,787	11,994,534
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	119	121
s75	EMPLOYEES (*)	24,217	24,620
s76	WORKERS (*)	51,148	51,942
s77	OUTSTANDING SHARES (*)	22,045,082,270	23,664,904,310
s78	REPURCHASE OF OWN SHARES(*)	1,583,822,040	1,419,085,200
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2005 & 2004 -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	162,948,104	100	144,677,412	100
r02	COST OF SALES AND SERVICES	86,856,088	53	76,780,359	53
r03	GROSS INCOME	76,092,016	47	67,897,053	47
r04	OPERATING EXPENSES	27,397,844	17	23,182,109	16
r05	OPERATING INCOME	48,694,172	30	44,714,944	31
r06	COMPREHENSIVE FINANCING COST	5,335,900	3	144,169	0
r07	INCOME AFTER COMPREHENSIVE FINANCING COST	43,358,272	27	44,570,775	31
r08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	43,358,272	27	44,570,775	31
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	14,424,334	9	15,689,852	11
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	28,933,938	18	28,880,923	20
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	64,852	0	(118,681)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	28,998,790	18	28,762,242	20
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	28,998,790	18	28,762,242	20
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
r18	NET INCOME	28,998,790	18	28,762,242	20
r19	NET INCOME OF MINORITY INTEREST	818,922	1	350,004	0
r20	NET INCOME OF MAYORITY INTEREST	28,179,868	17	28,412,238	20

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	162,948,104	100	144,677,412	100
r21	DOMESTIC	121,652,600	75	124,130,706	86
r22	FOREIGN	41,295,504	25	20,546,706	14
r23	TRANSLATION INTO DOLLARS (***)	3,855,465	2	1,765,193	1

r06	COMPREHENSIVE FINANCING COST	5,335,900	100	144,169	100
r24	INTEREST EXPENSE	7,339,696	138	6,196,196	4,298
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	3,810,289	71	3,080,578	2,137
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	3,786,885	71	(26,989)	(19)
r28	RESULT FROM MONETARY POSITION	(1,980,392)	(37)	(2,944,460)	(2,042)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	14,424,334	100	15,689,852	100
r32	INCOME TAX	13,974,403	97	15,578,122	99
r33	DEFERRED INCOME TAX	(2,413,754)	(17)	(2,804,444)	(18)
r34	EMPLOYEE PROFIT SHARING	2,863,685	20	2,916,174	19
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	162,948,104	144,677,412
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	162,948,104	144,677,412
r39	OPERATING INCOME (**)	48,694,172	44,714,944
r40	NET INCOME OF MAJORITY INTEREST (**)	28,179,868	28,412,238
r41	NET INCOME (**)	28,998,790	28,762,242
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	22,418,752	22,270,006

(**) INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2005 & 2004 -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	41,334,858	100	42,455,909	100
rt02	COST OF SALES AND SERVICES	21,895,888	53	22,665,812	53
rt03	GROSS INCOME	19,438,970	47	19,790,097	47
rt04	OPERATING EXPENSES	7,009,496	17	7,360,321	17
rt05	OPERATING INCOME	12,429,474	30	12,429,776	29
rt06	COMPREHENSIVE FINANCING COST	2,040,300	5	(1,557,477)	(4)
rt07	INCOME AFTER COMPREHENSIVE FINANCING COST	10,389,174	25	13,987,253	33
rt08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	10,389,174	25	13,987,253	33
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,618,346	6	2,848,786	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	7,770,828	19	11,138,467	26
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	123,806	0	(39,822)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,894,634	19	11,098,645	26
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,894,634	19	11,098,645	26
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
rt18	NET INCOME	7,894,634	19	11,098,645	26
rt19	NET INCOME OF MINORITY INTEREST	115,042	0	325,519	1
rt20	NET INCOME OF MAYORITY INTEREST	7,779,592	19	10,773,126	25

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	41,334,858	100	42,455,909	100
rt21	DOMESTIC	32,989,371	80	31,233,229	74
rt22	FOREIGN	8,345,487	20	11,222,680	26
rt23	TRANSLATION INTO DOLLARS (***)	863,044	2	988,225	2

rt06	COMPREHENSIVE FINANCING COST	2,040,300	100	(1,557,477)	100
rt24	INTEREST EXPENSE	1,549,493	76	1,593,889	(102)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	636,986	31	1,281,892	(82)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,994,176	98	(477,965)	31
rt28	RESULT FROM MONETARY POSITION	(866,383)	(42)	(1,391,509)	89

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,618,346	100	2,848,786	100
rt32	INCOME TAX	2,316,077	88	4,318,020	152
rt33	DEFERRED INCOME TAX	(277,585)	(11)	(2,298,507)	(81)
rt34	EMPLOYEE PROFIT SHARING	579,854	22	829,273	29
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,716,292	6,287,609

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2005 & 2004 -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	28,998,790	28,762,242
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	26,803,998	25,562,408
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	55,802,788	54,324,650
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(4,592,324)	8,649,974
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	51,210,464	62,974,624
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(1,079,219)	(1,051,277)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(26,087,209)	(15,213,504)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(27,166,428)	(16,264,781)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(22,014,594)	(36,602,768)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,029,442	10,107,075
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	21,181,620	11,074,545
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,211,062	21,181,620

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	26,803,998	25,562,408
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	24,416,503	23,711,593
c41	+(-) OTHER ITEMS	2,387,495	1,850,815

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(4,592,324)	8,649,974
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,289,565	88,981
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(813,334)	(331,863)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	1,738,144	6,948,786
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(6,806,699)	1,944,070

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(1,079,219)	(1,051,277)
c23	+ BANK FNANCING	24,545,229	49,273,467
c24	+ STOCK MARKET FINANCING	308,229	390,362
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	1,011,037	0
c27	(-) BANK FINANCING AMORTIZATION	(17,641,717)	(37,402,875)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(1,777,702)	(6,107,450)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(7,524,295)	(7,204,781)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(26,087,209)	(15,213,504)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,398,331)	(1,163,683)
c31	(-) DIVIDENDS PAID	(8,556,115)	(8,415,449)
c32	+ PREMIUM ON SALE OF SHARES	0	6,973,137
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(16,132,763)	(12,607,509)

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(22,014,594)	(36,602,768)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(5,259,914)	(13,160,744)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(23,435,831)	(20,235,836)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	139,876	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	6,541,275	(3,206,188)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.23		$1.19
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$1.23		$1.18
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.23		$1.19
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d06	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d07	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$4.60		$4.10
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.39		$0.36
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.86	times	2.70	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	10.69	times	9.30	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	17.79%		19.88%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	27.78%		29.29%
p03	NET INCOME TO TOTAL ASSETS ( **)	11.60%		11.00%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	30.11%		34.48%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.82%		10.23%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.65	times	0.55	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.08	times	0.92	times
p08	INVENTORIES ROTATION (**)	76.45	times	54.81	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45.87	days	49.55	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	8.06%		6.65%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	55.45%		57.38%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.24	times	1.34	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.90%		55.99%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	50.71%		50.77%
p15	OPERATING INCOME TO INTEREST PAID	6.63	times	7.21	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.17	times	0.96	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.23	times	1.23	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.21	times	1.21	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.39	times	0.41	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	51.83%		42.26%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	34.24%		37.54%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-2.81%		5.97%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	6.97	times	10.16	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	3.97%		6.46%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	96.02%		93.53%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	106.45%		55.28%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Judged information

Consolidated

Final printing

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The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

  In the fourth quarter of 2005 Prodigy Infinitum (ADSL) services increased 84.4%, billed line equivalents for data increased 32.5% and lines in service increased 7%. Domestic long distance traffic increased 6.9%, outgoing international distance traffic increased 8.7% and local traffic increased 0.8%.

  In Mexico, the EBITDA margin for the twelve months was 51.7%, 0.7 percentage points higher than in 2004. The operating margin increased 1.8 percentage points reaching 36.5%. The consolidated EBITDA and operating margins were 44.9% and 29.9%, respectively.

  At Embratel, total revenues increased 4.2% in the fourth quarter, generating an EBITDA margin of 18.3% and an operating margin of 5.6%, compared with last year's 18.1% and 3.1%, respectively.

  For the twelve months, all of the operations in Latin American reflected revenue growth and positive EBITDA.

  For the twelve months, consolidated investment in the expansion and modernization of the telecommunications platform was 2.109 billion dollars. Of that total, 65.5% was invested in Mexico, 28.1% in Embratel and 6.4% in the rest of the companies in Latin America.

  The company's consolidated net debt (4) increased 12.3% or the equivalent of 692 million dollars, totaling 6.320 billion dollars.

  Earnings per share in the quarter were 0.35 pesos and 0.66 dollars per ADR. For the twelve months, earnings per share were 1.28 pesos and 2.39 dollars per ADR.

(4) Net debt defined as short-term liabilities plus long-term debt, less cash and equivalents.

Highlights

Increase of Funds for Share Repurchase: On November 28, 2005 TELMEX's Ordinary Shareholders' Meeting resolved to increase the amount of funds that can be allocated to purchase the Company's own shares by 10 billion pesos. At that date, the balance was approximately 10.149 billion pesos.

4.5 billion pesos Senior Notes: In January 2006 TELMEX sold 4.5 billion pesos of 10-year, 8.75% Senior Notes due 2016 abroad. Approximately 62% of the Senior Notes were purchased by Mexican institutions. The Senior Notes were rated BBB+ by Standard & Poor's and A2 by Moody's.

Payment of Outstanding Balance of Senior Notes due 2006 In January 2006 the outstanding balance of the 1.5 billion dollars Senior Notes due 2006 was paid for the amount of 1.068 billion dollars

Consolidated Income Statements

The analysis presented here includes the results of the subsidiaries in Latin America, including Embratel in the fourth quarter of 2004 and 2005.

Revenues: In the fourth quarter, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America totaled 41,335 million pesos, a decrease of 2.6% compared with the same period of 2004 mainly due to the decrease of calling party pays, measured service and international long distance revenues. Of total consolidated revenues, voice revenues represented 75.4% and data transmission revenues represented 18.6%. For the twelve months, consolidated revenues totaled 162,948 million pesos, an increase of 12.6% compared with the same period of last year due to the incorporation of the subsidiaries in Latin America, mainly Embratel since August 2004.

Costs and expenses: Costs and expenses in the fourth quarter totaled 28,906 million pesos, 3.7% lower than the same period of the previous year. For the full year, costs and expenses increased 14.3% totaling 114,254 million pesos as result of the consolidation of the subsidiaries in Latin America.

EBITDA (1) and operating income: EBITDA (1) totaled 18,332 million pesos in the fourth quarter, 1.8% lower than the same period of 2004, producing an EBITDA margin of 44.3%. Operating income totaled 12,429 million pesos, at a similar level of the previous year, and the margin was 30.1% in the quarter. For the twelve months, EBITDA (1) and operating income were 73,111 and 48,694 million pesos, producing margins of 44.9% and 29.9%, respectively.

Comprehensive financing cost: Comprehensive financing cost was 2,040 million pesos in the quarter. This result was due to a net exchange loss of 1,607 million pesos from hedges that eliminated the exchange risk of 88.5% of total debt, to a net charge of 1,299 million pesos for interest rate swaps that have allowed that 68.7% of consolidated debt to have a fixed rate, and accrued interest, and also to a gain of 866 million pesos in the monetary position. For the full year, comprehensive financing cost was 5,336 million pesos. The net interest rate in pesos was 7.7%.

Majority net income: Majority net income totaled 7,780 million pesos in the fourth quarter, 27.8% lower than the same period of the previous year mainly due to higher comprehensive financing cost. For the twelve months, majority net income totaled 28,180 million pesos, 0.8% lower than last year. Earnings per share for the fourth quarter, based on the number of shares outstanding at December 31, 2005 (22,045,082,270 shares), were 0.35 pesos compared with 0.46 pesos per share in the same period a year ago, and earnings per ADR were 0.66 dollars compared with 0.78 dollars per ADR in last year's fourth quarter.

Investments: In 2005, consolidated investments totaled 2.109 billion dollars. In Mexico, 1.382 billion dollars were invested, of which 51.9% was used to develop and expand the platform for new generation services and services for access to the data network, 40.3% for the expansion, maintenance and support of the telephone plant and 7.8% for social telephony. In Embratel, investments totaled 593 million dollars, of which 20.6% were used for access infrastructure and local services, 27.1% in data and Internet services, 5.6% in network infrastructure, 26.5% in two satellites to replace the equipment scheduled to be removed from service in 2006 and 2007 and 20.2% on other items. In the rest of the operations in Latin America, 134 million dollars were used for the expansion and support of the infrastructure of the various companies.

Repurchase of shares

During the quarter, the company used 5,856 million pesos to repurchase 495,499,300 of its own shares.

Debt: Gross total debt rose to the equivalent of 8.492 billion dollars compared with 7.993 billion dollars at December 31, 2004. The net increase of 499 million dollars or 6.2% primarily relates to the placement of Senior Notes for 1.750 billion dollars, the repurchase of 432 million dollars of the 1.5 billion dollars Senior Notes that matured in January 2006 and prepayments of approximately 700 million dollars of Embratel's debt. Of total gross debt, 16% is short-term, 90.8% is in foreign currency (11.5% considering currency hedges) and 51.2% carries a fixed rate (68.7% considering interest rate swaps). At December 31, 2005 TELMEX carried out interest rate swaps for 15,900 million pesos with a fixed average rate of 9% at an average term of 7 years, and currency hedges for 6.730 billion dollars, of which 93.9% is related to hedges of dollars to pesos and the rest to hedges of dollars to reais. At year-end, the average exchange rate for hedges was 11.09 pesos per dollar and 2.58 reais per dollar, and 67% of total hedges have a term of more than 12 months.

At December 31, 2005 the company's consolidated net debt (4) increased the equivalent of 692 million dollars to a total of 6.320 billion dollars.

Mexico Operating Results

Lines in service

At year-end, there were 18 million 375 thousand lines in service, an annual increase of 7%, as a result of 1 million 941 thousand connections and 739 thousand disconnections. For the twelve months, 1 million 202 thousand lines were added. In the fourth quarter, 239 thousand lines were added, reflecting 497 thousand connections and 258 thousand disconnections.

Local traffic

During the quarter, 6,638 million local calls were made, an increase of 0.8% compared with the same period of the previous year. For the twelve months, local calls totaled 26,680 million, 0.4% lower than the same period of last year, primarily due to higher wireless and Internet competition.

Long distance traffic

For the full year, domestic long distance traffic rose to 17,853 million minutes, an increase of 6.9%. In the fourth quarter, domestic long distance traffic totaled 4,478 million minutes, 6.9% higher than the same period of 2004. For the twelve months, international long distance outgoing minutes increased 6.8%, totaling 1,790 million minutes. Incoming international long distance minutes totaled 5,341 million minutes, 15.6% higher than the same period of 2004. The incoming-outgoing ratio was 3 to 1 in 2005. In the fourth quarter, international long distance outgoing minutes totaled 449 million minutes and international long distance incoming minutes were 1,562 million minutes, an increase of 8.7% and 28.5%, respectively.

Interconnection

Interconnection traffic totaled 34,796 million minutes in the twelve months, 14.9% more than in the same period of the previous year. For the full year, traffic originated by the cellular system and terminated on TELMEX's network increased 18.7%, interconnection traffic generated by local and long distance operators increased 18.2% and calling party pays interconnection traffic increased 2.8%. In the fourth quarter, interconnection traffic totaled 8,807 million minutes, an increase of 8.9% compared with the same period of 2004.

Corporate networks

In the twelve months, the corporate market of data transmission added 494 thousand billed line equivalents*. At December 31, 2005 TELMEX had 2 million 11 thousand billed line equivalents, 32.5% more than the same period of 2004. In the fourth quarter, 273 thousand billed line equivalents were added, 91% higher than the same period of the previous year.

Internet

At December 31, 2005 there were 2 million 116 thousand Internet access accounts, an annual increase of 21.5%. During the quarter, 91 thousand accounts were added and in the twelve months the gain was of 374 thousand accounts. High speed Prodigy Infinitum (ADSL) accounts totaled 1 million 33 thousand at the end of December, an annual increase of 84.4%. Contributing to that total, 473 thousand Prodigy Infinitum (ADSL) accounts were added in the twelve months and 129 thousand in the fourth quarter.

*64 Kbps billed line equivalents

Mexico Financial Results

Revenues: For the full year, total revenues from operations in Mexico totaled 124,669 million pesos, 2.9% lower than the same period of the previous year. In the fourth quarter, the company's revenues totaled 31,844 million pesos, a decrease of 3.2% compared with the same period of the previous year, mainly due to lower international long distance and interconnection revenues.

  Local: For the twelve months, local revenues decreased 3.6%. In the fourth quarter, local revenues decreased 1.8%, due to the decrease of local rates in real terms and lower local billed traffic.

  DLD: For the full year, DLD revenues decreased 1.6%. In the quarter, DLD revenues increased 2.7% due to higher traffic volume.

  ILD: In 2005, these revenues decreased 8.1% compared with last year even though incoming and outgoing traffic increased during the year. For the twelve months, ILD billed traffic revenues and international settlement revenues decreased 3% and 17%, respectively compared with the same period of 2004. In the fourth quarter, ILD revenues decreased 19.5% compared with the same period of the previous year. ILD billed traffic revenues totaled 1,597 million pesos, 6.1% lower than the same period of last year. International settlement revenues totaled 797 million pesos, 37.4% lower than the fourth quarter of the previous year, in part because the settlement rate decreased 32.1% and also due to a favorable outcome regarding a settlement payment that TELMEX received from international operators in the fourth quarter of 2004 of 279 million pesos. In both cases, revenues declined because incoming and outgoing traffic did not offset the rate reduction per minute in real terms.

  Interconnection: For the twelve months, interconnection revenues decreased 10% due to the decrease of 10.9% in calling party pays revenues and also for the appreciation of the exchange rate that generated lower interconnection revenues from international long distance operators that declined 4.2%. In the fourth quarter, interconnection revenues decreased 15.9%, mainly due to the above mentioned reasons.

  Corporate networks: Revenues from services related to data transmission through private and managed networks increased 3.5% in the twelve months and 2.9% in the fourth quarter due to the increase in billed line equivalents in operation.

  Internet: Revenues from services related to the Internet platform rose 17.3% in the twelve months and 17% in the fourth quarter due to the increase in the number of Prodigy Infinitum (ADSL) customers.

Costs and expenses: For the full year, costs and expenses from the operations in Mexico totaled 79,104 million pesos, an annual decrease of 5.6%. This decrease was due to lower commercial, administrative and general expenses, lower interconnection costs related to the reduction of the calling party pays rate, and lower depreciation and amortization. In the fourth quarter, total costs and expenses totaled 19,859 million pesos, 4% lower than the same period of 2004.

  Cost of sales and services: For the full year, cost of sales and services totaled 29,481 million pesos, a decrease of 4% mainly due to the change in the accounting policy for PC costs related to Internet services that represented 1.6%, and to the reduction of the settlement cost. In the fourth quarter, cost of sales and services decreased 6.2% totaling 7,484 million pesos.
  Commercial, administrative and general: Commercial, administrative and general expenses decreased 1.4% totaling 18,422 million pesos in 2005 due to lower advertising and prepaid cards expenses, among others. In the fourth quarter, commercial, administrative and general expenses decreased 2.3%

  Transport and interconnection: For the full year, transport and interconnection costs were 12,331 million pesos reflecting a decrease of 1,210 million pesos or 8.9% due to the reduction of the calling party pays rate. In the fourth quarter, transport and interconnection costs totaled 3,180 million pesos, 3.8% lower than the same period of the previous year.

  Depreciation and amortization: For the twelve months, depreciation and amortization decreased 9.5% totaling 18,870 million pesos due to a lower level of assets to be depreciated and to the impact of the appreciation of the exchange rate. In the fourth quarter, depreciation and amortization totaled 4,581 million pesos, a decrease of 2.2%.

EBITDA (1) and operating income: EBITDA (1) totaled 64,435 million pesos in the twelve months. The EBITDA margin was 51.7%; an increase of 0.7 percentage points compared with last year. Operating income totaled 45,565 million pesos and the operating margin was 36.5% in twelve months, an increase of 1.8 percentage points compared with the same period of the previous year. In the fourth quarter, EBITDA (1) totaled 16,566 million pesos, producing a margin of 52%. The operating margin for the quarter was 37.6%, reflecting operating income of 11,985 million pesos.

Investments: In Mexico total investments were 1.382 billion dollars, of which 51.9% was used for the development and expansion of new generation services platforms and services related to transport and access the data network. Additionally, 40.3% was invested in expansion, maintenance and support of the telephone plant and 7.8% in social telephony.

Debt: Gross total debt rose to the equivalent of 7.8 billion dollars. Of the debt, 16.1% is short-term, 90.5% is in foreign currency (9.5% considering currency hedges), and 51.3% carries a fixed rate (70.3% considering interest rate swaps).

Net indebtedness (4) in Mexico increased 25.3% to 5.906 billion dollars, related to the placement of Senior Notes of 1.750 billion dollars and the repurchase of 432 million dollars of the 1.5 billion dollars Senior Notes issued in January 2001 that matured in January 2006.

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin American subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

For the full year, revenues from the operations in Brazil that include 12 months of TELMEX do Brasil totaled 7,689 million reais, 2.9% higher than the same period of 2004. The increase in revenues was mainly due to higher revenues from the data and local businesses. Data and Internet services represented 25% of total revenues and increased 7.2%. For the full year, costs and expenses totaled 7,065 million reais, 2.5% lower than in 2004. Costs of sales and services increased 4.7% and totaled 752 million reais, explained by charges related to network maintenance (out of guarantee equipment) and software licenses. Transport and interconnection costs decreased 0.1% and represented 48.3% of total costs and expenses. Commercial, administrative and general expenses decreased 7% in the twelve months. For the twelve months, operating income rose to 664 million reais compared with operating income of 231 million reais in 2004. The operating margin was 8.6%. EBITDA (1) totaled 1,728 million reais, producing a margin of 22.5%, compared with EBITDA (1) of 1,409 million reais and a margin of 18.8% in 2004. Net income for the full year was 187 million reais that favorably compares with a net loss of 453 million reais in 2004.

In the fourth quarter, revenues totaled 1,948 million reais, an increase of 2.8% compared with the same period of the previous year. Costs and expenses in the quarter increased 2.4% and totaled 1,877 million reais. In the fourth quarter of 2005, Embratel recognized charges related to FUST (Telecommunications Service Universal Fund) tax for 66 million reais, charges for account conciliation for 36 million reais and provisions for contingencies for 15 million reais. Operating income was 111 million reais, an increase of 76.8% producing a margin of 5.7%. EBITDA (1) reached 357 million reais, 3% higher than last year's fourth quarter, with a margin of 18.3%

Chile

In 2005, revenues from the operations in Chile totaled 65,000 million Chilean pesos, 9.2% higher than the previous year. Costs and expenses were 62,351 million Chilean pesos, 1% lower than in 2004. EBITDA (1) totaled 13,128 million Chilean pesos, producing a margin of 20.2%. Operating income for the twelve months was 2,649 million Chilean pesos with a margin of 4.1%.

In the fourth quarter, revenues were 16,207 million Chilean pesos, 1.1% higher than in the same period of 2004. The voice business, representing 66.4% of total revenues, benefited from higher local traffic levels. Costs and expenses totaled 15,803 million Chilean pesos, 0.8% lower than the fourth quarter of last year. Transport and interconnection decreased 3.1%, and commercial, administrative and general expenses increased 3%. In Chile, operating income reached 404 million Chilean pesos compared with operating income of 101 million Chilean pesos in the same quarter of 2004. The operating margin was 2.5% in the fourth quarter of 2005 compared with an operating margin of 0.6% in the same period of 2004. EBITDA (1) in the quarter was 3,078 million Chilean pesos compared with 2,650 million Chilean pesos in the same period of 2004 with margins of 19% and 16.5%, respectively.

Argentina

For the full year, revenues from the operations in Argentina totaled 301 million Argentinean pesos, 30.6% higher than in 2004. The voice business, which produced 53.4% of total revenues, increased 29.5% due to higher interconnection and long distance revenues. The corporate networks and Internet businesses, which represented 46% of total revenues, increased 40.3% due to the addition of several corporate customers as well as monitoring regional managed networks of the TELMEX Group. Operating costs and expenses increased 16.7% and totaled 300 million Argentinean pesos in the twelve months. Transport and interconnection cost had the highest rate of increase, at 26.7%, and represented 47.8% of total costs and expenses. In the year, operating income totaled 1 million Argentinean pesos compared with an operating loss of 27 million Argentinean pesos last year'. The operating margin was 0.3%. For twelve months, EBITDA (1) totaled 31 million Argentinean pesos, compared with 15 million Argentinean pesos in the same period of 2004.

In the fourth quarter, revenues were 84 million Argentinean pesos, 22.7 higher than the same quarter of 2004. Operating costs and expenses totaled 91 million Argentinean pesos, 23% higher than the fourth quarter of last year due to higher advertising and transport and interconnection costs. In the period, EBITDA was negative in 1.1 million Argentinean pesos compared with 6.2 million Argentinean pesos in the fourth quarter of 2004 with margins of negative 1.3% and positive 9%, respectively.

Colombia

Revenues from these operations during 2005 totaled 112,843 million Colombian pesos, 38.8% higher than in 2004. Most of the revenues in Colombia are comprised of services related to data transmission; therefore the increase in revenues was due to the higher number of line equivalents. Costs and expenses increased 12.3%. Among total costs and expenses, 30.3% related to transport and interconnection and reflected an increase of 41.2%. Commercial, administrative and general expenses increased 10.4% and represented 21.2% of total costs and expenses. Depreciation in the twelve months decreased 15.1%. Operating income in the twelve months totaled 21,582 million Colombian pesos compared with an operating loss of 189 million Colombian pesos last year. The operating margin was 19.1%. EBITDA (1) totaled 44,858 million Colombian pesos for the full year and produced a margin of 39.8%, compared with EBITDA (1) of 27,220 million Colombian pesos and a margin of 33.5% in the same period of 2004.

In the fourth quarter, revenues reached 35,769 million Colombian pesos, an increase of 71.7% compared with the same period of 2004. Costs and expenses increased 24.9% and totaled 26,531 million Colombian pesos. Depreciation decreased 15.7% in the quarter. Operating income and EBITDA (1) for the quarter totaled 9,239 million Colombian pesos and 16,053 million Colombian pesos, with margins of 25.8% and 44.9%, respectively.

Peru

In the twelve months, revenues from operations in Peru totaled 185 million New Soles, 17.8% higher than the previous year. Costs and expenses for the full year were 186 million New Soles 0.8% higher than last year. The operating loss was 1 million New Soles and EBITDA (1) was 45 million New Soles producing a margin of 24.5%.

In the fourth quarter, revenues totaled 52 million New Soles, 34.1% higher than the same period of 2004. The voice business, which represented 64.1% of total revenues, increased 40.4% due to growth in local traffic, mainly from the increase in digital trunks serving the corporate market, as well as interconnection traffic. Costs and expenses in the quarter decreased 7.2% because depreciation decreased 47%. Cost control initiatives only allowed a 1% increase in commercial, administrative and general expenses. Operating income for the quarter totaled 2 million New Soles compared with an operating loss of 16 million New Soles in the same period of 2004. The operating margin for the quarter was 2.9%. EBITDA (1) totaled 14 million New Soles in the fourth quarter producing a margin of 27% compared with EBITDA (1) of 8 million New Soles and a margin of 20.6% in the fourth quarter of last year.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2005 and 2004.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of December 2005 ]
					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,666	Ps.	13,973	(2.2)	Ps.	55,530	Ps.	57,684	(3.7)
Recovery of LADA
special projects		-		71	NA		-		1,845	NA
LADA interconnection		1,060		1,105	(4.1)		4,224		4,462	(5.3)
Interconnection with operators		246		365	(32.6)		1,424		1,485	(4.1)
Interconnection with cellular		3,884		4,456	(12.8)		15,916		17,859	(10.9)
Other		2,526		2,303	9.7		8,896		9,195	(3.3)
Total		21,382		22,273	(4.0)		85,990		92,530	(7.1)

Costs and expenses
Cost of sales and services		5,360		5,860	(8.5)		21,789		21,758	0.1
Commercial, administrative and general		3,692		3,486	5.9		15,193		15,376	(1.2)
Interconnection		3,051		3,268	(6.6)		12,017		13,367	(10.1)
Depreciation and amortization		3,000		3,143	(4.5)		12,591		13,973	(9.9)
Total		15,103		15,757	(4.2)		61,590		64,474	(4.5)

Operating income	Ps.	6,279	Ps.	6,516	(3.6)	Ps.	24,400	Ps.	28,056	(13.0)

EBITDA (1)	Ps.	9,279	Ps.	9,659	(3.9)	Ps.	36,991	Ps.	42,029	(12.0)

EBITDA margin (%)		43.4		43.4	0.0		43.0		45.4	(2.4)
Operating margin (%)		29.4		29.3	0.1		28.4		30.3	(1.9)

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of December 2005 ]
					%		12 months		12 months	%
		4Q 2005		4Q 2004	Inc.		2005		2005	Inc.
Revenues
Domestic long distance	Ps.	4,142	Ps.	4,203	(1.5)	Ps.	16,661	Ps.	16,942	(1.7)
International long distance		2,099		2,605	(19.4)		8,555		9,401	(9.0)
Total		6,241		6,808	(8.3)		25,216		26,343	(4.3)

Costs and expenses
Cost of sales and services		1,340		1,437	(6.8)		5,416		5,953	(9.0)
Commercial, administrative and general		1,372		1,445	(5.1)		5,181		5,097	1.6
Interconnection to the local network		931		971	(4.1)		3,720		4,000	(7.0)
Cost of LADA special projects		-		55	NA		-		1,640	NA
Depreciation and amortization		629		615	2.3		2,582		2,868	(10.0)
Total		4,272		4,523	(5.5)		16,899		19,558	(13.6)

Operating income	Ps.	1,969	Ps.	2,285	(13.8)	Ps.	8,317	Ps.	6,785	22.6

EBITDA (1)	Ps.	2,598	Ps.	2,900	(10.4)	Ps.	10,899	Ps.	9,653	12.9

EBITDA margin (%)		41.6		42.6	(1.0)		43.2		36.6	6.6
Operating margin (%)		31.5		33.6	(2.1)		33.0		25.8	7.2

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	December 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	Ps. 23,211,062	Ps. 21,181,620
Marketable securities and instruments available for sale (Note 2)	53,231	6,350,398
Accounts receivable, net (Note 3)	29,084,746	31,111,367
Inventories for sale, net	1,136,062	1,400,643
Prepaid expenses and others	1,942,173	2,063,153
Total current assets	55,427,274	62,107,181

Plant, property and equipment, net (Note 4)	150,576,771	156,385,258
Inventories, primarily for operation of the telephone plant, net	2,252,484	2,258,814
Licenses, net (Note 5)	4,044,129	3,960,104
Equity investments (Note 6)	804,102	820,026
Net projected asset (Note 7)	22,477,390	26,475,834
Deferred taxes (Note 16)	5,787,981	5,507,050
Goodwill, net (Note 6)	8,185,154	3,908,870
Deferred charges, net	433,871

Total assets	Ps. 249,989,156	Ps. 261,423,137

The accompanying notes are an integral part of these financial statements.

	December 31
	2005	2004
Liabilities and stockholders' equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	Ps. 14,595,193	Ps. 13,633,823
Accounts payable (Note 10)	16,628,350	18,593,940
Accrued liabilities (Note 14)	9,928,831	8,563,516
Taxes payable	1,684,301	7,185,469
Deferred credits (Note 9)	1,941,812	2,135,899
Total current liabilities	44,778,487	50,112,647

Long-term debt (Note 8)	76,363,502	79,405,691
Labor obligations (Note 7)	1,994,601	1,782,000
Deferred taxes (Note 16)	15,504,902	18,704,438
Total liabilities	138,641,492	150,004,776

Stockholders' equity (Note 15)
Capital stock:
Historical	275,564	295,811
Restatement increment	27,260,384	28,638,468
	27,535,948	28,934,279

Premium on sale of shares	19,376,394	19,376,394
Retained earnings:
Prior years	96,939,692	88,698,475
Current year	28,179,868	28,412,238
	125,119,560	117,110,713
Other accumulated comprehensive income items	(70,592,522)	(68,425,630)
Majority stockholders' equity	101,439,380	96,995,756
Minority interest	9,908,284	14,422,605
Total stockholders' equity	111,347,664	111,418,361
Total liabilities and stockholders' equity	Ps. 249,989,156	Ps.261,423,137

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share,

with purchasing power at December 31, 2005)

	Year ended
	December 31
	2005	2004
Operating revenues:
Local service	Ps. 58,463,788	Ps. 58,849,658
Long-distance service:
Domestic	36,941,452	25,723,325
International	13,171,081	12,292,311
Interconnection service	18,394,291	19,852,955
Corporate networks	18,419,987	13,713,249
Internet	11,066,790	8,078,452
Other	6,490,715	6,167,462
	162,948,104	144,677,412
Operating costs and expenses:
Cost of sales and services	33,857,753	32,466,073
Commercial, administrative and general expenses	27,397,844	23,182,109
Transport and interconnection	28,581,832	20,602,693
Depreciation and amortization (Notes 4 to 6)	24,416,503	23,711,593
	114,253,932	99,962,468
Operating income	48,694,172	44,714,944

Comprehensive financing cost:
Interest income	(3,810,289)	(3,080,578)
Interest expense	7,339,696	6,196,196
Exchange loss (gain), net	3,786,885	(26,989)
Net monetary position gain	(1,980,392)	(2,944,460)
	5,335,900	144,169
Income before income tax and employee profit sharing	43,358,272	44,570,775

Provisions for (Note 16):
Income tax	11,560,649	12,773,678
Employee profit sharing	2,863,685	2,916,174
	14,424,334	15,689,852
Income before equity interest in net income (loss) of affiliates	28,933,938	28,880,923
Equity interest in net income (loss) of affiliates	64,852	(118,681)
Net income	Ps. 28,998,790	Ps. 28,762,242
Distribution of net income:
Majority interest	Ps. 28,179,868	Ps. 28,412,238
Minority interest	818,922	350,004
	Ps. 28,998,790	Ps. 28,762,242
Majority net income per share:
Basic	Ps. 1.231	Ps. 1.188
Diluted	Ps. 1.231	Ps. 1.185

The accompanying notes are an integral part of these financial statements.

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2005)
			Retained earnings
	Capital stock	Premium on sale of shares	Legal reserve	Unappropriated	Total	Other accumulated comprehensive income items	Majority stockholders' equity	Minority interest	Comprehensive income	Total stockholders' equity
Balance at December 31, 2003	Ps. 30,097,962	Ps. 12,403,257	Ps. 18,076,192	Ps. 92,226,090	Ps. 110,302,282	Ps.(66,230,314)	Ps. 86,573,187			Ps. 86,573,187
Appropriation of earnings approved at regular stockholders' meeting held in April 2004.
Cash dividends paid at Ps. 0.351 per share (Ps. 0.333 historical)				(8,415,449)	( 8, 415,449)		(8,415,449)			(8,415,449)
Increase in legal reserve			540,627	(540,627)
Cash purchase of Company's own shares	(1,249,852)			(13,106,387)	(13,106,387)		(14,356,239)			(14,356,239)
Conversion of debt into common shares	10,388	6,973,137					6,983,525			6,983,525
Stock options exercised (Note 17)	75,781			498,878	498,878		574,659			574,659
Excess in purchase price over book value of acquired shares of companies under common control				(580,849)	(580,849)		(580,849)			(580,849)
Minority interest								Ps.12,775,745		12,775,745
Comprehensive income:
Net income for the year				28,412,238	28,412,238		28,412,238	350,004	Ps. 28,762,242	28,762,242
Other comprehensive income items:
Effect of securities available for sale:
Gain for the year						(1,141,668)	(1,141,668)		(1,141,668)	(1,141,668)
Effect of translation of foreign entities						794,940	794,940	2,073,418	2,868,358	2,868,358
Deficit from holding non-monetary assets, net of deferred taxes						(1,848,588)	(1,848,588)	(776,562)	(2,625,150)	(2,625,150)
Comprehensive income									Ps. 27,863,782
Balance at December 31, 2004	28,934,279	19,376,394	18,616,819	98,493,894	117,110,713	(68,425,630)	96,995,756	14,422,605		111,418,361
Initial accumulated effect of swaps, net of deferred taxes						315,408	315,408			315,408
Appropriation of earnings approved at regular stockholders' meeting held in April 2005:
Cash dividends paid at Ps. 0.376 per share (Ps. 0.370 historical)				(8,556,115)	(8,556,115)		(8,556,115)			(8,556,115)
Increase in legal reserve			609,181	(609,181)
Cash purchase of Company's own shares	(1,367,470)			(15,913,826)	(15,913,826)		(17,281,296)			(17,281,296)
Cancellation of stock options exercised (Note 17)	(30,861)			(218,937)	(218,937)		(249,798)			(249,798)
Excess of book value over sale price of shares sold to companies under common control				(97,304)	(97,304)		(97,304)			(97,304)
Gain on sale of entities under common control				1,109,305	1,109,305	1,029,370	2,138,675	(987,332)		1,151,343
Acquisition of minority interest and contribution of minority stockholders				3,505,856	3,505,856	156,144	3,662,000	(2,925,353)		736,647
Comprehensive income:
Net income for the year				28,179,868	28,179,868		28,179,868	818,922	Ps. 28,998,790	28,998,790
Other comprehensive income items:
Effect of securities available for sale:
Gain for the year						1,643,022	1,643,022		1,643,022	1,643,022
Gain on sale recognized in income						(501,354)	(501,354)		(501,354)	(501,354)
Effect of market value of swaps, net of deferred taxes						(165,288)	(165,288)		(165,288)	(165,288)
Effect of translation of foreign entities						343,371	343,371	378,001	721,372	721,372
Deficit from holding non-monetary assets, net of deferred taxes						(4,987,565)	(4,987,565)	(1,798,559)	(6,786,124)	(6,786,124)
Comprehensive income									Ps. 23,910,418
Balance at December 31, 2005 (Note 15)	Ps. 27,535,948	Ps. 19,376,394	Ps. 19,226,000	Ps. 105,893,560	Ps. 125,119,560	Ps.(70,592,522)	Ps. 101,439,380	Ps. 9,908,284		Ps. 111,347,664

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended
	December 31
	2005	2004
Operating activities
Net income	Ps. 28,998,790	Ps. 28,762,242
Add (deduct) items not requiring the use of resources:
Depreciation	23,527,412	23,355,040
Amortization	889,091	356,553
Deferred charges	307,201
Deferred taxes	(2,413,754)	(2,804,444)
Equity interest in net (income) loss of affiliates	(64,852)	118,681
Net period cost of labor obligations	4,558,900	4,536,578
	55,802,788	54,324,650
Changes in operating assets and liabilities
Decrease (increase) in:
Marketable securities	285,146	7,656,680
Accounts receivable	2,389,141	(1,040,184)
Inventories for sale	(813,334)	(331,863)
Prepaid expenses and others	353,422	421,271
(Decrease) increase in:
Labor obligations:
Contributions to trust fund	(59,390)	(1,703,980)
Payments to employees	(219,292)	(4,978,683)
Accounts payable and accrued liabilities	(724,699)	1,205,497
Taxes payable	(5,609,232)	7,364,018
Deferred credits	(194,086)	57,218
Resources provided by operating activities	51,210,464	62,974,624

Financing activities
New loans	24,853,458	49,663,829
Repayment of loans	(19,419,419)	(43,510,325)
Effect of exchange rate differences and variances in debt expressed in constant pesos	(7,524,295)	(7,204,781)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(17,281,296)	(14,356,239)
Conversion of debt into common shares		6,983,525
(Decrease) increase in capital stock and retained earnings due to stock options exercised	(249,798)	574,659
Cash dividends paid	(8,556,115)	(8,415,449)
Minority interest	1,011,037
Resources used in financing activities	(27,166,428)	(16,264,781)

	Year ended
	December 31
	2005	2004
Investing activities
Plant, property and equipment	(23,435,831)	(20,235,836)
Instruments available for sale	7,153,690	(7,153,690)
Inventories for operation of the telephone plant	(3,056)	(763,138)
Subsidiaries and affiliated companies	(5,259,914)	(13,160,744)
Initial cash from investments in subsidiaries	125,701	4,848,776
Other investments	(595,184)	(138,136)
Resources used in investing activities	(22,014,594)	(36,602,768)

Net increase in cash and cash equivalents	2,029,442	10,107,075
Cash and cash equivalents at beginning of year	21,181,620	11,074,545
Cash and cash equivalents at end of year	Ps. 23,211,062	Ps. 21,181,620

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") provide telecommunications services, primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru.

TELMEX obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network. The Company also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and affiliated companies of TELMEX at December 31, 2005 and 2004 is as follows:

		Equity interest % at December 31
Company	Country	2005	2004
Subsidiaries:
Controladora de Servicios de
Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	100.0%
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	100.0
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0	100.0
Uninet, S.A. de C.V.	Mexico	100.0	100.0
Embratel Participações S.A.	Brazil	97.3	90.3(1)
Empresa Brasileira de Telecomunicações S.A.	Brazil	97.3[1]	90.3(1)
Star One S.A.	Brazil	77.8[2]	72.2(2)
Telmex do Brasil Ltda.	Brazil	97.3[2]	100.0
Telmex Chile Holding S.A.	Chile	100.0	100.0

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)
		Equity interest % at December 31
Company	Country	2005	2004
Subsidiaries (continued):
Telmex Corp. S.A. (formerly Chilesat Corp.) S.A.)	Chile	99.7	99.3
Techtel LMDS Comunicaciones
Interactivas, S.A.	Argentina	100.0	83.4
Telmex Argentina, S.A.	Argentina	100.0	100.0
Metrored Telecomunicaciones S.R.L.	Argentina	100.0	83.4
Telmex Colombia S.A.	Colombia	100.0	100.0
Telmex Perú S.A.	Peru	100.0	100.0
Affiliated companies:
Net Serviços de Comunicação S.A.	Brazil	37.1(3)
Grupo Telvista, S.A. de C.V.	Mexico	45.0	45.0
Technology and Internet LLC	U.S.A.		50.0

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last five years, TELMEX management decided not to raise its rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel) provides domestic and international long-distance services, data transmission, among other services and Star One S.A. (Star One), a subsidiary of Embratel, provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL). The concession for domestic and international long-distance services is in force through December 31, 2025 and may be renewed upon expiration. The concession for satellite use is in force through December 31, 2020 and may be renewed upon expiration.

The rest of the countries operate under concessions and government licenses.

II. Significant Accounting Policies

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of acquired subsidiaries and affiliate were included in the Company's financial statements as of the month following the acquisition

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries in which the Company does not hold all of the shares.

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

b) Recognition of revenues

Revenues are recognized at the time services are provided and are subject to management's estimates at the date of the financial statements. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues form prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2005. The restatement factor applied to the financial statements at December 31, 2004 as originally issued, was 1.0333, which represents the annual rate of inflation for the period from January through December 31, 2005, as determined based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are mainly depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors based on the inflation rate of each country.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

Capital stock, premium on sale of shares, retained earnings and other accumulated comprehensive income items were restated using adjustment factors obtained from the NCPI.

The deficit from restatement of stockholders' equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was Ps. 14,044,319, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. This item is included in stockholders' equity as part of the caption Other comprehensive income items.

The net monetary gain of each year is included in the statement of income as a part of the comprehensive financing cost. The net monetary gain represents the effect of inflation on monetary assets and liabilities.

The statement of changes in financial position is prepared in conformity with Mexican accounting Bulletin B-12, Statement of Changes in the Financial Position, based on financial statements expressed in constant pesos. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In conformity with this bulletin, monetary a foreign exchange gains and losses are not treated as resources provided by operating activities.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically by time deposits in financial institutions with original maturities of 90 days or less.

In April 2004, the Mexican Institute of Public Accountants (MIPA) issued amendments to Bulletin C-2, Financial Instruments. The adoption of Bulletin C-2 is compulsory for fiscal years beginning on January 1, 2005, although earlier adoption is recommended. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available-for-sale are to be disclosed in stockholders' equity.

The Company adopted the provisions of this new accounting pronouncement in 2004, which gave rise to a charge to stockholders' equity of Ps. 1,141,668 in the caption Other accumulated comprehensive income items.

Marketable securities are represented by equity securities and corporate bonds for trading; instruments available for sale are represented by equity securities (see Note 2). Both are stated at market value. Changes in the fair value of marketable securities are recognized in results of operations.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

e) Allowance for doubtful accounts

Company policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old.

f) Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

g) Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. As of January 1, 2005, the date on which Bulletin B-7 went into force, goodwill is no longer amortized, but rather is subject to periodic impairment valuations and adjustments. Through December 31, 2004, goodwill was amortized using the straight-line method over periods of 5 to 20 years (see paragraph s below).

h) Licenses

TELMEX records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each over periods of 5 to 29 years.

i) Impairment of assets

Effective January 1, 2004, the Company adopted the requirements of Mexican accounting Bulletin C-15, Accounting for the Impairment or Disposal of Long-Lived Assets, issued by the MIPA in March 2003.

Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the related loss should be determined based on the recovery value of the related asset, which is defined as the difference between the asset's net selling price and its value in use computed based on discounted cash flow. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

The application of this new pronouncement had no material effect on the Company's results of operations or on its financial position.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

j) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences are charged or credited to income.

k) Labor obligations

Pension, seniority premium, medical assistance plan costs and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Through December 31, 2004, termination payments were charged to results of operations, if and when the expense was incurred (see paragraph s below).

l) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

When the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision is recognized as a financial expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

m) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the date of the financial statements, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

n) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, issued by the MIPA, comprehensive income consists of current year net income plus the effects of deferred taxes, the translation of financial statements of foreign entities, minority interest, the result from holding non-monetary assets, the changes in the fair value of instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders' equity.

o) Earnings per share

The Company determined earnings per share by dividing majority net income by the weighted average number of shares issued and outstanding during the period. The diluted earnings per share was determined by adjusting earnings per share for the effect of the shares that may be delivered (potentially dilutive shares) (see Note 15), as specified in Mexican accounting Bulletin B-14, Earnings per share.

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

q) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

r) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican accounting Bulletin B-5, Financial Information by Segment, issued by the MIPA (see Note 18).

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

s) New accounting pronouncements

The following new pronouncements entered into force in 2005:

Business acquisitions

In May 2004, the MIPA issued Mexican accounting Bulletin B-7, Business Acquisitions. The adopotion of Bulletin B-7 is compulsory for fiscal years beginning on or after January 1, 2005. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using only the purchase method Bulletin B-7 also eliminates the amortization goodwill and provides specific rules related to the acquisition of minority interest and to the transfer of net assets or exchange of equity interests between entities under common control.

The adoption of this new accounting pronouncement gave rise to a decrease of approximately Ps. 191,000 in the Company's operating expenses for 2005, due to the proscription of the amortization of goodwill, and the benefit due to the reversal of negative goodwill of Ps. 42,427 derived from AT&T shares acquired in 2004. Should the Company have adopted this new accounting pronouncement in 2004, net income for such period would have increased by Ps. 158,640.

Derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as hedging derivatives at fair value (forwards) and cash flow hedges (interest-rate swaps). Through December 31, 2004, gains or losses on such contracts were charged or credited to income as incurred, and presented net of the loss or gain being hedged.

As of January 1, 2005, due to the adoption of new Bulletin C-10, Accounting for Derivative Instruments and Hedging Activities, issued by the MIPA in April 2004, the Company modified its accounting policies for valuing and recognizing hedges. Gains or losses resulting from changes in the fair value of hedges are charged or credited to income in the period in which they are incurred, together with the gains or loss of the hedged asset or liability.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

Derivative instruments and hedging activities (continued)

For cash flow hedges, the effective portion of the derivative's gain or loss is reported in Other accumulated comprehensive income items in stockholders' equity while the ineffective portion of the gain or loss is reported in net income. The effectiveness of the derivatives is determined at the time when they are defined as derivatives. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as preferred, and include in the hedging documentation the changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%. The adoption of this new Bulletin gave rise to a credit to income of Ps. 125,872, and a credit to stockholders' equity of Ps. 315,408, both net of deferred taxes. Should the Company have adopted this new accounting pronouncement in 2004, considering that the criterion for the recording of hedges would have been met, the net income for such period would have decreased by Ps. 55,654.

Labor obligations

In January 2004, the MIPA issued the revised accounting Bulletin D-3, Labor Obligations. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", as well as rules applicable to employee termination pay. The adoption of these new rules was compulsory for fiscal years beginning on or after January 1, 2005. The adoption of this accounting pronouncement gave rise to an increase of Ps. 139,520 in the Company's operating expenses for 2005 (see Note 7).

Pro forma financial data

The following pro forma financial data for 2004 is based on the Company's historical financial statements, adjusted to give effect to the new accounting pronouncements described above.

Unaudited pro forma for the year ended December 31, 2004

Net majority income	Ps. 28,473,193
Earnings per share (in Mexican pesos):
Basic	1.191
Diluted	1.187

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

Standard regulations of the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF)

On January 1, 2006, the requirements of the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF) went into effect and replace the standards previously issued by the Mexican Institute of Public Accountants. The adoption of these new rules will have no effect on the Company's financial statements.

t) Reclassifications

Certain amounts in the 2004 financial statements as originally issued have been reclassified for uniformity of presentation with the 2005 financial statements

2. Marketable Securities and Instruments Available for Sale

An analysis of the Company's investments in financial instruments at December 31, 2005 and 2004 is as follows:

	2005		2004
	Cost	Market value	Cost	Market value
Marketable securities
Shares	Ps. 420,478	Ps. 185	Ps. 640,536	Ps. 216,614
Corporate bonds	47,017	53,046	62,269	121,763
	467,495	53,231	702,805	338,377
Instruments available for sale
MCI shares			7,153,690	6,012,021
Total	Ps. 467,495	Ps. 53,231	Ps. 7,856,495	Ps. 6,350,398

Marketable securities

At December 31, 2005, the net unrealized loss on marketable securities was Ps. 414,264 (Ps. 364,428 in 2004). The realized loss on the sale of shares in 2005 was Ps. 68,334
(Ps. 1,435,723 in 2004). The realized gain on the exchange and sale of bonds in 2005 was Ps. 11,095.

On April 21, 2004, the Company converted Ps. 7,153,690 (USD 597.9 million) (market value) in bonds issued by MCI Inc. (MCI) (nominal amount of USD 1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that recently emerged from Chapter 11 proceedings under the U.S. bankruptcy code. In 2004, the conversion of MCI bonds gave rise to a realized gain of Ps. 2,083,009 that was recognized in comprehensive financing cost and which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

2. Marketable Securities and Instruments Available for Sale (continued)

Instruments available for sale

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid USD 25.72 in cash per share of MCI common stock, for a total purchase price of Ps. 7,827,033. Also, TELMEX stood to receive from Verizon an additional cash payment provided that Verizon's share price exceeded USD 35.52 for a specific period of time, which ended prior to April 9, 2006; TELMEX did not receive any cash as Verizon's share price did not exceed that price in such period. In 2005, TELMEX recognized a gain of Ps. 501,354 as a result of the sale of these shares, which was recognized in Comprehensive financing cost.

In 2005 and 2004, TELMEX received dividends from MCI of Ps. 118,741 and Ps. 243,030, respectively, which were recognized in the caption Comprehensive financing cost.

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	2005	2004
Subscribers	Ps. 31,440,845	Ps. 34,998,753
Link-up services	2,367,194	2,289,448
Related parties	368,895	322,998
Other	2,467,735	5,598,354
	36,644,669	43,209,553
Less:
Allowance for doubtful accounts	7,559,923	12,098,186
Total	Ps. 29,084,746	Ps. 31,111,367

An analysis of activity in the allowance for bad debts for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	Ps. 12,098,186	Ps. 2,383,453
Net effect of translation	517,965
	12,616,151	2,383,453
Effect of acquired companies	4,596	9,785,478
Increase through charge to expenses	2,629,458	1,914,171
Increase through charge to other accounts		614,139
Monetary position loss	(149,440)	(491,887)
Charges to allowance (1)	(7,540,842)	(2,107,168)
Ending balance at December 31	Ps. 7,559,923	Ps. 12,098,186

(1) In 2005 corresponds primarily to charges made by Embratel.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

4. Plant, Property and Equipment

  Plant, property and equipment consist of the following:
	2005	2004
Telephone plant and equipment	Ps. 328,376,010	Ps. 327,735,942
Land and buildings	43,598,783	42,539,602
Computer equipment and other assets	56,512,748	55,538,298
	428,487,541	425,813,842
Less:
Accumulated depreciation	286,522,446	273,358,263
Net	141,965,095	152,455,579
Construction in progress and advances to equipment suppliers	8,611,676	3,929,679
Total	Ps. 150,576,771	Ps. 156,385,258

Constructions in progress increased from 2004 to 2005 primarily due to investments in Embratel and Star One.

Embratel's construction in progress refers to new projects to expand its telephone plant. Accumulated expenses of such projects at December 31, 2005 aggregate Ps. 2,736,658. These projects are scheduled to be completed and transferred to the plant during the first half of 2006.

Star One increased its constructions in progress by Ps. 1,496,452 due to its commencing construction of satellite C-2 in 2005 and the increase in the investment in progress of satellite C-1; satellites C-2 and C-1 are scheduled to enter into orbit in 2007 and 2006, respectively. The total amount of these contracts is Ps. 4,360,407 and the balance of these projects recorded in constructions in progress at December 31, 2005 aggregates Ps. 2,759,268.

Included in plant, property and equipment are the following assets held under capital leases:

	2005	2004
Assets under capital leases	Ps. 3,165,354	Ps. 4,318,019
Less accumulated depreciation	1,321,551	1,522,928
	Ps. 1,843,803	Ps. 2,795,091

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

4. Plant, Property and Equipment (continued)

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals for the restatement of plant, property and equipment. At December 31, 2005 and 2004, this caption was restated in each country, as follows:

  The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

  The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2005, approximately 60% (61% in 2004) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to expenses was Ps. 23,527,412 in 2005 and
Ps. 23,355,040 in 2004

5. Licenses

An analysis of licenses and its amortization at December 31, 2005 and 2004 is as follows:

	2005	2004
Investment	Ps. 5,455,661	Ps. 4,355,102
Accumulated amortization	1,411,532	394,998
Net	Ps. 4,044,129	Ps. 3,960,104

TELMEX has concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of
Ps. 890,943.

In 2004, as a result of the Company's acquisition of foreign entities, TELMEX acquired software licenses and licenses for use of point-to-point and point-to-multipoint links.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

5. Licenses (continued)

An analysis of changes in this item in 2005 is as follows:

	Balance at January 1, 2005	Effect of translation	Effect of acquired companies	Investment and amortization of the year	Balance at December 31, 2005
Investment	Ps. 4,355,102	Ps. 301,731	Ps. 203,644	Ps. 595,184	Ps. 5,455,661
Accumulated amortization	394,998	163,334		853,200	1,411,532
Net	Ps. 3,960,104	Ps. 138,397	Ps. 203,644	Ps. (258,016)	Ps. 4,044,129

An analysis of changes in this item in 2004 is as follows:

	Balance at January 1, 2004	Effect of acquired companies	Investment and amortization of the year	Balance at December 31, 2004
Investment	Ps. 890,943	Ps. 3,326,023	Ps. 138,136	Ps. 4,355,102
Accumulated amortization	252,984		142,014	394,998
Net	Ps. 637,959	Ps. 3,326,023	Ps.(3,878)	Ps. 3,960,104

Other deferred charges were amortized by Ps.78,318 and Ps.55,754 in 2005 and 2004, respectively.

6. Equity Investments

In 2005, TELMEX acquired several subsidiaries and an affiliate in Latin America. The results of operations of the new subsidiaries were incorporated into the Company's financial statements in the month following the acquisition date.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date
	Net January 2005	Net March 2005	Net May 2004	Others July 2005	Primesys November 2005	Net December 2005	Total
Current assets	Ps. 4,499,240	Ps. 4,025,888	Ps. 4,316,011	Ps. 226	Ps. 341,378	Ps. 5,035,047
Fixed assets	3,600,495	3,515,401	3,360,048		290,996	3,365,797
Licenses	9,482	9,163	9,598		203,642	9,846
Less:
Current liabilities	8,658,395	2,358,147	1,559,085	621	132,735	1,912,541
Long-term liabilities:	2,266,189	5,762,533	5,810,113		7,182	5,869,506
Fair value of net assets acquired	(2,815,367)	(570,228)	316,459	(395)	696,099	628,643
% of equity acquired	1.56%	46.7%	0.23%	100%	100%	0%
Net assets acquired	(43,920)	(266,296)	728	(395)	696,099		Ps. 386,216
Amount paid	237,704	3,369,897	20,807	11,335	1,148,453	153,882	4,942,078
Goodwill	Ps. 281,624	Ps. 3,636,193	Ps. 20,079	Ps. 11,730	Ps. 452,354	Ps. 153,882	Ps. 4,555,862

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

I. Investments in affiliates

An analysis of the equity investment in affiliated companies at December 31, 2005 and 2004, and a brief description is as follows:

	2005	2004
Equity investments in:
Grupo Telvista, S.A. de C.V.	Ps. 381,157	Ps. 398,806
Technology and Internet, LLC		203,522
Net Serviços de Comunicação S.A.	230,344
Other	192,601	217,698
	Ps. 804,102	Ps. 820,026

Grupo Telvista (Mexico and U.S.)

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. that provides telemarketing services in the U.S.A. In June 2004, the Company made a capital contribution to this company of Ps. 54,530 so as to maintain its historical percentage equity interest.

Technology and Internet (U.S. and Latin America)

On June 21, 2005, the Company sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for Ps. 43,446, which is lower than book value. Such sale gave rise to a charge of Ps. 97,304 to stockholders' equity.

Net (Brazil)

In 2005 and in accordance with the agreements entered into by and between TELMEX and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, "Globo"), TELMEX acquired an equity interest in Net Serviços de Comunicações S.A. (Net), which is the largest cable television operator in Brazil.

The total cost of these transactions was Ps. 3,782,290 (USD 326.3 million). The Company's total direct and indirect equity interest in Net was 37.1%, which was transferred to Embratel as described below in Investments in subsidiaries.

TELMEX' equity interest in the results of operations of affiliated companies represented a credit to operations of Ps. 64,852 in 2005 (charge of Ps. 118,681 in 2004).

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity investments (continued)

2Wire (USA)

In December 2005, through an agreement with TELMEX and Alcatel USA (Alcatel) and SBC Internacional, Inc. (AT&T), the Company invested in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S. 2Wire provides internet, telephone and entertainment services for broadband applications. TELMEX will acquire an 18.5% equity interest in 2Wire for USD 87.8 million, and AT&T will pay TELMEX USD 26.05 million to acquire a 5.5% equity interest in 2Wire in the future, under certain terms and conditions. On January 27, 2006, the last of the aforementioned transaction took place; consequently, at the date on which these financial statements were issued, the Company holds an equity interest of approximately 13% in 2Wire.

An analysis of changes in goodwill at December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance	Ps. 3,908,870	Ps. 88,949
Negative goodwill charged to income	42,427
Amortization	3,951,297	88,949
Goodwill generated	4,555,862	3,978,706
Amortization		(158,785)
Purchase adjustments	(322,005)
Ending balance	Ps. 8,185,154	Ps. 3,908,870

II. Investments in subsidiaries

Investments in 2004

In 2004, TELMEX acquired several Latin American subsidiaries.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity investments (continued)
	Values at acquisition date
	Holding companies of Embrapar July 2004	Embrapar December 2004	Chilesat April 2004	Chilesat June 2004	Techtel (1) and Metrored April and June 2004	Assets of AT&T February 2004	Total
Current assets	Ps. 13,433,979	Ps. 17,912,518	Ps. 576,587	Ps. 645,592	Ps. 171,921	Ps. 855,988
Fixed assets	24,009,740	25,283,120	794,121	803,226	453,096	1,978,204
Licenses		3,078,576			66,271	181,176
Less:
Current liabilities	6,862,360	15,796,114	962,358	1,038,874	247,989	393,371
Long-term liabilities:	27,615,787	10,386,531	384,644	391,254	253,121	283,948
Fair value of net assets acquired	2,965,572	20,091,569	23,706	18,690	190,178	2,338,049
% of equity acquired	100%	14.31%	40%	59.28%	85.99% (2)	100%
Net assets acquired	2,965,572	2,875,104	9,482	11,079	163,531	2,338,049	Ps. 8,362,817
Amount paid	4,655,967	3,161,239	612,399	904,445	1,304,043	2,284,203	12,922,296
Goodwill generated	1,690,395	286,135	602,917	893,366	1,140,512	(53,846)	4,559,479
Less goodwill charged to stockholders' equity					580,773		580,773
Goodwill generated, net	1,690,395	286,135	602,917	893,366	559,739	(53,846)	3,978,706
Amortization of the period	33,243	1,187	17,088	22,474	7,263	(11,419)	69,836
Goodwill, net	Ps. 1,657,152	Ps. 284,948	Ps. 585,829	Ps. 870,892	Ps. 552,476	Ps.(42,427)	Ps. 3,908,870

(1) The figures of Techtel are presented at book value.

(2) This is the weighted average of the 80% and 95% equity interest acquired by Techtel and Metrored, respectively.

TELMEX determined the fair value of fixed assets by means of an appraisal preformed by independent experts based on the value in use of each asset.

Embrapar and Embratel (Brazil)

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for Ps. 4,655,967 (USD400 million) all of MCI's direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of Ps. 3,161,239 (USD 271.6 million), acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of total outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel,

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity investments (continued)

Chilesat (Chile)

In April 2004, TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for Ps. 612,399 (USD 47 million). Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 TELMEX purchased for Ps. 904,445 (USD 67 million) an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel (Argentina)

In April 2004, Telmex acquired an 80% equity interest in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for Ps. 872,994 (USD 75 million), and the remaining 20% equity interest was acquired from Intelec, S.A. for
Ps. 290,998 (USD 25 million). Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to stockholders' equity.

Metrored (Argentina)

In June 2004, TELMEX acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was Ps. 140,051 (USD 12 million).

AT&T Latin America Corp. assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp., a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was Ps. 2,284,203 (USD 196.3 million).

Investments in 2005

Embrapar (Brazil)

From March through May 2005, TELMEX contributed Ps. 6,959,322 (USD 611.5 million) for the capital increase of its subsidiary Embrapar, increasing its ownership to 95.1% of the voting shares and 63.9% of total outstanding shares (90.3% and 33.6%, respectively, at December 31, 2004). Minority shareholders contributed Ps. 1,011,037 (USD 88 million) during the same period, giving rise to an increase in stockholders' equity.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

On October 24, 2005, TELMEX contributed all the capital stock of Telmex do Brasil Ltda. (Telmex do Brasil) to Embrapar and its 37.1% investment in the capital stock of Net, increasing its ownership in Embrapar to 97.3% of the voting shares and 72.3% of total outstanding shares. The transaction was carried through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A.; such companies previously held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to a favorable effect of Ps. 1,151,343, which was recognized in stockholders' equity, since it was generated between companies of the same group.

Primesys (Brazil)

In November 2005, Embratel purchased from Portugal Telecom do Brasil S.A. all the shares of Primesys Soluções Empresariais S.A (Primesys) for Ps. 1,148,453 (R$ 250.8 million). Primesys provides value-added services in Brazil, such as communication solutions and outsourcing.

Goodwill generated on the aforementioned acquisition is subject to change, since the Company has not concluded the determination of the fair value of acquired assets and liabilities.

Techtel (Argentina)

On June 23, 2005, TELMEX exercised its right to acquire from Intelec, S.A. additional equity interest of approximately 10% in Techtel for Ps. 165,964 (USD 15 million), increasing its equity interest to 93.4% (83.4% at December 31, 2004). On December 27, 2005, TELMEX acquired from Intelec the remaining 6.6% equity interest in Techtel for Ps. 108,426 (USD 10 million).

Such amounts were less than the book value of the shares acquired, giving rise to a charge of Ps. 274,390 to stockholders' equity.

Pro forma Financial Data

The following pro forma unaudited combined financial data for 2005 and 2004 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

The pro forma adjustments assume that acquisitions were made at the beginning of 2005 and the immediately preceding year and are based on available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

	Unaudited Pro forma combined TELMEX for the years ended December 31
	2005	2004
Operating revenues	Ps. 164,118,670	Ps. 165,989,568
Net majority income	28,439,322	28,496,953
Earnings per share (in Mexican pesos):
Basic	1.242	1.192
Diluted	1.242	1.188

Subsequent event

On April 3, 2006, TELMEX and América Móvil announced that through an equally-owned joint venture ("the joint venture") they have entered into an agreement with Verizon Communications, Inc. ("Verizon") to acquire Verizon's equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) for an aggregate purchase price of USD676.6 million in cash. The purchase price represents USD3.01 per ordinary CANTV share held by Verizon (or USD21.10 per CANTV American Depositary Share held by Verizon, each of which represents seven ordinary CANTV shares). The joint venture will acquire Verizon's equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all the CANTV ordinary shares and American Depositary Shares (ADS's) owned by Verizon. Verizon's equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. CANTV is the leading provider of telecommunications services in Venezuela.

The purchase is subject to regulatory approvals and other conditions. As required by Venezuelan law, following the closing of the purchase of Verizon's equity interest in CANTV, the joint venture will, subject to receipt of regulatory approvals, offer to purchase the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the Official Exchange Rate, of the price per share paid to Verizon and the ADS's at the same price per ADS paid to Verizon.

7. Labor Obligations

Mexico - Pensions and seniority premiums

Substantially all of the Company's employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund and adopted the policy of making annual contributions to such fund, which totaled Ps. 59,096 in 2005 and Ps 1,703,980 in 2004. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees.

The most important information related to labor obligations is as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

Analysis of net period cost is as follows:

	2005	2004
Labor cost	Ps. 2,878,352	Ps. 2,595,229
Financing cost on projected benefit obligation	6,545,160	5,796,858
Projected return on plan assets	(6,897,857)	(5,974,426)
Amortization of past services	1,265,050	1,243,689
Amortization of variances in assumptions	470,935	823,151
Net period cost	Ps. 4,261,640	Ps. 4,484,501

An analysis of the projected benefit obligation is as follows:

	2005	2004
Present value of labor obligations:
Vested benefit obligations	Ps. 53,392,305	Ps. 48,207,211
Non-vested benefit obligations	48,892,697	46,520,591
Current benefit obligations	102,285,002	94,727,802
Effect of salary projection	3,986,234	3,895,444
Projected benefit obligations	Ps. 106,271,236	Ps. 98,623,246

An analysis of changes in the projected benefit obligation is as follows:

	2005	2004
Projected benefit obligations at beginning of year	Ps. 98,623,246	Ps. 87,249,395
Labor cost	2,878,352	2,595,229
Financing cost on projected benefit obligation	6,545,160	5,796,858
Actuarial loss	3,659,791	7,960,447
Benefits paid to participants	(204,100)	(4,978,683)
Payments from trust fund	(5,231,213)
Projected benefit obligations at end of year	Ps. 106,271,236	Ps. 98,623,246

An analysis of changes in plan assets is as follows:

	2005	2004
Established fund at beginning of year	Ps. 103,666,700	Ps. 86,281,335
Projected return on plan assets	6,897,857	5,974,426
Actuarial gain	9,271,116	9,706,959
Contributions to trust fund	59,096	1,703,980
Payments from trust fund	(5,231,213)
Established fund at end of year	Ps. 114,663,556	Ps. 103,666,700

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

An analysis of the pensions and seniority premiums asset is as follows:

	2005	2004
Projected benefit obligation in excess of plan assets	Ps. 8,392,320	Ps. 5,043,454
Unamortized actuarial loss	10,052,627	16,134,887
Transition liability	3,783,517	5,015,300
Past services and changes in plan	248,926	282,193
Net projected asset	Ps. 22,477,390	Ps. 26,475,834

At December 31, 2005 and 2004, the market value of the trust fund for pensions and seniority premiums exceeded the current benefit obligation by Ps. 12,378,554 and
Ps. 8,938,898, respectively. In conformity with Mexican accounting Bulletin D-3, Labor Obligations, the balance sheets show a net projected asset of Ps. 22,477,390 and
Ps. 26,475,834 in 2005 and 2004, respectively

In 2005, the net actuarial gain of Ps.5,611,325 was derived primarily from an actuarial gain of Ps.9,271,116, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange and the increase in fixed-yield interest rates, as well as an actuarial loss of Ps.3,659,791, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) the real annual inflation was less than the estimate made at the beginning of the year (iii) the actual number of withdrawn retirees and active personnel was less than the estimate made at the beginning of the year.

In 2004, the net actuarial gain of Ps.1,746,512 was derived primarily from an actuarial gain of Ps.9,706,959, due to situations similar to those in 2005, as well as an actuarial loss of Ps.7,960,447, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) that the Company modified the estimated retirement age based on experience with retiring personnel (iii) and the Company updated the plans mortality rates.

At December 31, 2005 and 2004, the rates used in the actuarial study are as follows:

	2005	2004
	%	%
Discount of labor obligations
Long-term average	5.77	5.82
Increase in salaries
Long-term average	0.94	0.94
Annual return on fund	6.82	6.82

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

At December 31, 2005, 55.7% (55.6% in 2004) of plan assets were invested in fixed-income securities and the remaining 44.3% (44.4% in 2004) in variable-yield securities.

Dismissal

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost is as follows:

2005
Labor cost	Ps. 7,692
Financing cost on projected benefit obligation	8,871
Amortization of past services	138,149
Net period cost	Ps. 154,712

An analysis of the projected benefit obligation is as follows:

2005
Present value of labor obligations:
Current benefit obligations	Ps. 133,696
Effect of salary projection	5,207
Projected benefit obligations	Ps. 138,903

An analysis of labor obligations for dismissals is as follows:

2005
Projected benefit obligations	Ps. 138,903
Unamortized actuarial loss	617
Net projected liability	Ps. 139,520

A reconciliation of the book reserve is as follows:

2005
Balance at beginning of year	Ps.
Net period cost	154,712
Payments	(15,192)
Balance at end of year	Ps. 139,520

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

Brazil

Embratel has established a defined benefits pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2005 and 2004 for such plans are as follows:

	2005	2004
Pension plan (DBP)	Ps. 170,974	Ps. 201,533
Medical assistance plan (MAP)	1,033,549	817,045
Defined contribution plan (DCP)	650,558	763,422
Total	Ps. 1,855,081	Ps. 1,782,000

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Telos - Fundación Embratel de Seguridad Social, an independent entity that manages the fund.

The transition liability for the DBP is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

Defined benefits and medical assistance plans

An analysis of the net period cost for 2005 and the five-month period ended December 31, 2004 is as follows:

	2005		2004
	DBP	MAP	DBP	MAP
Labor cost	Ps. 403	Ps. 87	Ps. 254	Ps. 35
Financial cost of benefit obligations	544,596	186,559	199,651	59,542
Projected return on plan assets	(584,722)	(26,380)	(200,914)	(11,704)
Amortization of variances in assumptions	1,281	20,724	1,267	3,946
(Benefit) net period cost	Ps.(38,442)	Ps. 180,990	Ps. 258	Ps. 51,819

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations - Brazil (continued)

An analysis of the defined benefits plan and medical assistance plan is as follows:

	2005		2004
	DBP	MAP	DBP	MAP
Present value of labor obligations:
Vested benefit obligations	Ps.4,950,190	Ps.1,590,628	Ps.4,810,325	Ps.1,608,277
Non-vested benefit obligations	6,347	682	9,138	6,442
Defined benefit plan obligations and obligations under medial assistance plan	Ps.4,956,537	Ps.1,591,310	Ps.4,819,463	Ps.1,614,719

An analysis of changes in defined benefit plan and medical assistance plan obligations is as follows:

	2005		2004
	DBP	MAP	DBP	MAP
Defined benefit obligations and medical assistance plan at January 1, 2005 and August 1, 2004	Ps. 4,819,463	Ps. 1,614,719	Ps. 4,613,849	Ps. 1,452,004
Effect of translation	209,653	70,242
	5,029,116	1,684,961
Labor cost	403	87	254	35
Financial cost on defined benefit obligations and medical assistance	544,596	186,559	199,651	59,542
Actuarial (gain) loss	(169,263)	(218,037)	185,465	123,889
Payments from trust fund	(448,315)	(62,260)	(179,756)	(20,751)
Defined benefit plan obligations and obligations under medial assistance plan	Ps. 4,956,537	Ps. 1,591,310	Ps. 4,819,463	Ps. 1,614,719

Changes in the asset plan are as follows:

	2005		2004
	DBP	MAP	DBP	MAP
Established fund at January 1, 2005 and at August 1, 2004	Ps. 5,159,136	Ps. 256,279	Ps. 5,056,182	Ps. 263,608
Effect of translation	224,429	11,150
	5,383,565	267,429
Projected return on plan assets	584,722	26,380	200,914	11,704
Actuarial (loss) gain	(120,012)	15,444	81,796	1,718
Payments from trust fund	(448,315)	(62,260)	(179,756)	(20,751)
Contributions to fund	265	29
Administrative expenses		(4,655)
Established fund at end of year	Ps. 5,400,225	Ps. 242,367	Ps. 5,159,136	Ps. 256,279

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations - Brazil (continued)

An analysis of the net projected liability for the pension plan and medical assistance plan is as follows:

	2005		2004
	DBP	MAP	DBP	MAP
Plan assets in excess (short of) defined benefit obligations and medical assistance plan	Ps. 443,688	Ps.(1,348,943)	Ps. 339,673	Ps.(1,358,439)
Transition liability	6,997		9,744
Unamortized actuarial (gain) loss	(621,659)	315,394	(550,950)	541,394
Net projected liability	Ps.(170,974)	Ps.(1,033,549)	Ps.(201,533)	Ps.(817,045)

In 2005, the net actuarial gain of Ps. 49,251 in the DBP and Ps. 233,481 in the MAP is due principally to the actuarial gain of Ps. 169,263 in DBP and Ps. 218,037 in PAM, respectively, and actuarial (losses) gains in plan assets of Ps. (120,012) and Ps. 15,444, respectively.

In 2004, the net actuarial loss of Ps. 103,669 in the DBP and Ps. 122,171 in the MAP is due principally to the actuarial loss of Ps. 185,465 and Ps. 123,889, respectively, attributable to the adjustments for past experience and plan changes and actuarial gains of Ps. 81,796 and Ps. 1,718, respectively, due to the favorable effect on plan assets of the general behavior of fixed-yield instruments.

At December 31, 2005 and 2004, the rates used in the actuarial study are as follows:

	2005	2004
	%	%
Discount of labor obligations
Long-term average	11.3	11.3
Increase in salaries
Long-term average	5.0	5.0
Annual return on fund	11.3	11.3
Annual inflation
Long-term average	5.0	5.0

At December 31, 2005, 80.2% (77.8% in 2004) of plan assets are represented by fixed-yield instruments, 12.8% (13.9% in 2004) by variable-yield instruments and the remaining 7.0% (8.3% in 2004) by other assets.

Defined contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from DBP to the DCP. Such liability is being paid over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset returns at that date subject to an increase based on the Brazilian consumer price index plus 6 percentage points for the year. At December 31, 2005, the balance of the obligation of the DCP was Ps. 650,558 (Ps. 763,422 in 2004).

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31		Maturities from	Balance at December 31
	2005	2004	2006 to	2005	2004
Debt denominated in U.S. dollars:
Consolidated excluding Embratel:
Bonds	5.8%	6.7%	2015	Ps. 40,898,426	Ps. 29,099,795
Banks	5.2%	3.4%	2014	34,309,626	38,576,065
Suppliers' credits	6.6%	3.8%	2007	34,257	231,884
Financial leases	5.8%	4.1%	2016	395,359	1,222,846
Mexican Government		3.6%			53,598
Total				75,637,668	69,184,188
Debt of Embratel denominated in U.S. dollars:
Bonds	11.0%	11.0%	2008	1,906,294	3,200,977
Banks	5.9%	5.3%	2013	4,433,487	5,703,725
Suppliers' credits		8.4%			76,520
Financial leases	11.3%	13.6%	2006	670	73,966
Total debt denominated in U.S. dollars				81,978,119	78,239,376
Debt denominated in Mexican pesos:
Domestic senior notes ("Certificados bursátiles")	9.4%	9.9%	2012	6,600,000	7,698,085
Banks	8.5%	9.0%	2007	1,300,000	1,343,290
Total debt denominated in Mexican
pesos				7,900,000	9,041,375
Debt denominated in Brazilian reais:
Banks	15.2%	15.0%	2010	71,479	89,999
Financial leases	18.2%	19.7%	2008	13,209	13,382
Commercial paper		18.0%			4,385,140
Total debt denominated in Brazilian reais				84,688	4,488,521

Debt denominated in other currencies:
Banks	6.6%	5.4%	2016	580,060	744,232
Financial leases	12.5%	8.3%	2027	180,375	207,444
Suppliers' credits	2.0%	2.0%	2022	235,453	318,566
Total debt denominated in other currencies:				995,888	1,270,242
Total debt				90,958,695	93,039,514
Less short-term debt and current portion of long-term debt excluding Embratel				13,702,390	4,981,563
Embratel				892,803	8,652,260
Long-term debt				Ps. 76,363,502	Ps. 79,405,691

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2005 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 6.4% (6.3% in 2004) and 6.7% (7.2% in 2004) including Embratel.

The Company's short-term debt at December 31, 2005, excluding Embratel, is
Ps. 13,702,390 (Ps. 4,981,563 in 2004), which primarily includes Ps. 2,206,000 in bank debts (Ps. 3,858,566 in 2004) and bonds of Ps. 11,443,451 (Ps. 878,305 in 2004).

Convertible debt:

On June 11, 1999, the Company issued USD 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2003 and 2004, TELMEX repurchased Ps. 5,088,215 (USD 424.7 million) of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of Ps. 58,720 (USD 5.0 million) to 6,835,080 series "L" shares. On the maturity date, the outstanding balance on the debentures was Ps. 6,930,421 (USD 570.3 million), which was repaid as follows: Ps. 6,924,225 (USD 569.8 million) was converted to 770,570,400 shares at a ratio of 67.6220 ADR's (one ADR equals 20 series "L" shares) per USD 1 thousand in principal and Ps. 6,196 (USD 0.5 million) was repaid in cash. In 2004, accrued interest on the debentures was Ps. 773,485.

Bonds:

a) On January 26, 2001, TELMEX issued a bond for USD 1,000 million, maturing in January 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued a supplemental bond for USD 500 million with similar characteristics. In 2005, accrued interest on the bonds was Ps. 1,352,719 (Ps. 1,563,576 in 2004). In 2005, TELMEX repurchased a total of Ps. 4,896,607 (USD 431.6 million) (nominal amount) of these bonds. The difference between the repurchase price and the nominal amount is Ps. 178,916 (USD 15.6 million), which was recognized in Comprehensive financing cost. In January 2006, the Company paid the outstanding balance of the bond of Ps. 11,224,857 (USD 1,068.4 million).

b) On November 19, 2003, TELMEX issued a bond for USD 1,000 million maturing in 2008 and bearing 4.5% annual interest payable semiannually. In 2005, accrued interest on the bond was Ps. 528,088 (Ps. 569,028 in 2004).

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

c) On January 27, 2005, TELMEX made a bond placement of Ps. 15,142,388
(USD 1,300 million) divided into two issuances of Ps. 7,571,194 (USD 650 million) each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.5% annual interest. Interest is payable semi-annually. On February 22, 2005, such placements were reopened and the bonds issued were increased to Ps. 10,994,806 and Ps. 9,283,000 (USD 950 million and USD 800 million). In 2005, accrued interest on the bonds that mature in 2010 and 2015 aggregates Ps. 476,387 and Ps. 469,602, respectively.

Syndicated loan:

On July 15, 2004, TELMEX entered into syndicated loan agreements for Ps. 29,616,656 (USD 2,425 million) structured into two tranches. The first tranch is for Ps. 18,713,018 (USD 1,525 million) and has a three-year maturity. The second tranch is for
Ps. 10,903,638 (USD 900 million) and has a five-year maturity.

On October 20, 2005, TELMEX entered into an agreement to restructure the syndicated loan contracted on July 15, 2004 for Ps. 29,616,656 (USD 2,425 million), to improve the credit conditions and modify the total loan amount to Ps. 27,424,080 (USD 2,500 million) structured into two tranches. The first tranch is for Ps. 16,454,448 (USD 1,500 million) and has a four-year maturity. The second tranch is for Ps. 10,969,632
(USD 1,000 million) and has a six-year maturity. The syndicated loan restructuring generated no penalties. The balance of these loans at December 31, 2005 is included under Banks (U.S. dollar denominated liabilities).

Domestic senior notes ("Certificados bursátiles")

At December 31, 2005, TELMEX has placed domestic senior notes ("Certificados Bursatiles") for a total of Ps. 7,450,000 under the Ps. 10,000,000 program authorized by the NBSC; the balance at such date is Ps. 6,600,000.

On September 30, 2005, TELMEX obtained authorization from the NBSC to place new long-term domestic senior notes for Ps. 10,000,000 (nominal value), which had not been used by the Company at December 31, 2005.

Lines of credit:

At December 31, 2005, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit totaled approximately Ps. 1,925,347 (USD 179.8 million), at a floating interest rate of approximately LIBOR plus 55 basis points at the time of use. At December 31, 2005, Embratel has unused lines of credit in the amount of USD 1,878,429 (USD 175.4 million) that bear 4.1% interest at the time of use.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

Prepaid debt:

In 2005, TELMEX prepaid penalty-free a portion of its debt with a number of financial institutions, excluding the repurchase of the bonds that mature in 2006, of approximately Ps. 202,011 (USD 18.3 million).

In 2004, TELMEX prepaid a portion of its debt with a number of financial institutions, excluding the repurchase of convertible bonds, of approximately Ps. 11,380,509
(USD 947.8 million).

In 2005, Embratel prepaid 35% of its bond that matures in 2008 (Ps. 1,072,081, equal to USD 96.3 million), and Ps. 2,218,643 (USD 200 million) of its short-term debt.

In December 2004, Embratel concluded its prepayment of the debt included in its 2003 refinancing program. During the second half of 2004, Embratel repaid approximately
Ps. 6,543,626 (USD 558 million), thus settling loans bearing annual interest at the LIBOR plus 4% and the ICD (interbank certificate of deposit) plus 4%. The purpose of repaying such loans was to reduce Embratel's cost of financing and release the guarantees provided under the debt refinancing program.

Restrictions:

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2005, the Company has complied with such restrictive covenants.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A. de C.V. (Carso Global Telecom) (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

Foreing currency denominated debt:

An analysis of the foreign currency denominated debt at December 31, 2005 is as follows:

	Foreign currency	Exchange rate at December 31, 2005	Equivalent in Mexican pesos
	(in thousands)	(in units)
U.S. dollar	7,653,712	Ps. 10.71	Ps. 81,978,119
Brazilian real	18,508	4.58	84,688
Other currencies			995,888
Total			Ps. 83,058,695

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

Long-term debt maturities at December 31, 2005 are as follows:

Years	Excluding Embratel	Embratel	Total
2007	Ps. 8,751,977	Ps. 1,256,451	Ps. 10,008,428
2008	11,936,366	2,892,467	14,828,833
2009	17,624,714	610,265	18,234,979
2010	11,267,477	466,534	11,734,011
2011 and thereafter	20,901,981	655,270	21,557,251
Total:	Ps. 70,482,515	Ps. 5,880,987	Ps. 76,363,502

Subsequent Event

In January 2006, TELMEX placed abroad a bond in pesos of Ps. 4,500,000, which matures in 2016 and bears annual interest at the 8.75% rate. Approximately 62% of the placement was taken by institutions resident in Mexico.

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. In 2005, the Company entered into short-term exchange hedges which, at December 31, 2005, cover liabilities of USD 6,320 million (USD 3,220 million in 2004). In 2005, the Company recognized a charge of Ps. 7,133,260 (charge of Ps. 516,318 in 2004) to results of operations for these hedges corresponding to exchange differences.

The subsidiary Embratel also uses hedging derivative instruments (foreign currency swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. At December 31, 2005, the Company paid liabilities of USD 410.3 million (USD 323.9 million). Under these contracts, Embratel recognized a charge of Ps. 684,789 in 2005 (charge of Ps. 793,385 in 2004) corresponding to exchange differences.

To offset its exposure to financial risks related to the variable-yield debt, the Company (excluding Embratel) entered into interest-rate swaps. Under these contracts, the Company agreed to receive 28-day "TIIE" interbank rate and the 182-day treasury certificate (CETES) rate and to pay fixed rates. The difference between the market interest rate and the interest-rate swaps was recorded in results of operations.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term debt (continued)

At December 31, 2005, the Company had interest-rate swaps for a total base amount of Ps. 15,900 million. The Company had interest-rate swaps for a total base amount of
USD 1,050 million paying fixed rates and receiving a six-month LIBOR rate, and of USD 1,050 million under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2004, the Company had interest-rate swaps for a total base amount of Ps. 12,390 million and USD 1,050 million. At December 31, 2005, the Company recognized a net expense for these swaps in comprehensive financing cost of Ps. 185,462 (Ps. 432,572 in 2004). In 2005, the Company also replaced some of its Mexican peso-denominated hedges, recognizing a charge to comprehensive financing cost of Ps. 291,815.

At December 31, 2005, the market value of the interest-rate swaps represents a financial liability for the Company (excluding Embratel) of Ps. 13,505, and the market value of the exchange rate hedges also represents a financial liability of Ps. 1,358,449. At December 31, 2005, the fair value of foreign currency swaps and forwards of Embratel was a financial liability of Ps. 205,762.

9. Deferred credits

Deferred credits consist of the following at December 31, 2005 and 2004:

	2005	2004
Advance billings	Ps. 1,306,209	Ps. 1,259,272
Advances from subscribers and others	635,603	876,627
Total	Ps. 1,941,812	Ps. 2,135,899

10. Accounts payable

An analysis of accounts payable is as follows:

	December 31
	2005	2004
Suppliers	Ps. 10,038,382	Ps. 11,835,257
Sundry creditors	1,690,411	1,927,419
Link-up services	590,715	742,322
Related parties	2,565,122	1,903,880
Other	1,743,720	2,185,062
	Ps. 16,628,350	Ps. 18,593,940

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

11. Foreign Currency Position and Transactions

a) At December 31, 2005 and 2004, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in millions
		Exchange rate		Exchange rate
	2005	at December 31, 2005	2004	at December 31, 2004
Assets
U.S. dollar	547	Ps. 10.71	1,305	Ps. 11.26
Argentinean peso	132	3.53	107	3.79
Brazilian real	2,265	4.58	3,060	4.24
Chilean peso	23,735	0.02	20,168	0.02
Colombian peso	19,845	0.0047	10,433	0.0047
Peruvian sol	94	3.12	80	3.43
Liabilities:
U.S. dollar	8,833	Ps. 10.71	7,294	Ps. 11.26
Argentinean peso	170	3.53	62	3.79
Brazilian real	2,180	4.58	3,512	4.24
Chilean peso	48,754	0.02	33,733	0.02
Colombian peso	34,617	0.0047	13,277	0.0047
Peruvian sol	90	3.12	11	3.43
Euro	47	12.65	61	14.17

At March 6, 2006, exchange rates are as follows:

Currency	Exchange rate

U.S. dollar	Ps. 10.51
Argentinean peso	3.42
Brazilian real	4.94
Chilean peso	0.02
Colombian peso	0.0047
Peruvian sol	3.16
Euro	12.71

b) In the years ended December 31, 2005 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars
	2005	2004
Net revenues	USD 3,855	USD 1,731
Operating costs and expenses	2,933	1,461
Interest income	117	70
Interest expense	563	409

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies

Commitments

a) TELMEX leases certain equipment used in its operations under capital leases. At December 31, 2005, TELMEX had the following commitments under non-cancelable leases.

Year ended December 31,
2006	Ps. 377,264
2007	53,708
2008	38,896
2009	38,381
2010	32,780
2011 and thereafter	218,263
Total	759,292
Less interest	169,679
Present value of minimum net rental payments	589,613
Less current portion	343,768
Long-term obligation at December 31, 2005	Ps. 245,845

b) At December 31, 2005, the Company has non-cancelable commitments of
Ps. 8,338,476 (Ps. 9,702,345 in 2004) for the purchase of equipment. Payments made under purchase agreements aggregated Ps. 8,145,010 in 2005 and Ps. 9,361,347 in 2004.

c) At December 31, 2005 the Company has outstanding letters of credit for approximately Ps. 213,875 (Ps. 126,513 in 2004), issued to foreign suppliers for purchase of materials and supplies.

Contingencies Mexico

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. In September 2004, COFECO handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court. In October 2004, such appeal was admitted by the court and the final ruling is still pending.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies (continued)

As a result of the aforementioned, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that are also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters.

f) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately Ps. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through August 1, 2006. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel, Star One and Vésper

Brazilian value-added goods and services tax (ICMS)

Embratel received assessments by the tax authorities related to the so-called Brazilian ICMS tax, related to international services and others, considered by Embratel as partially or entirely exempt or nontaxable for ICMS purposes and other tax assessments related to the use of ICMS tax credit allegedly undue by the tax authorities.. Amounts of approximately Ps. 1,722,000 are considered as probable losses in the cases and are duly provided for in the financial statements. Amounts considered as corresponding to claims in which the lawyers consider Embratel will prevail are approximately Ps. 8,082,000. Consequently, such amount has not been provided for in the financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies (continued)

In 2005, certain contingencies of approximately Ps. 970,000 that had been considered as only probable losses began to be considered as probable by management due to certain partial unfavorable rulings, and reevaluations made by Embratel's legal advisors, who consequently recommended that the Company provided for a portion of such amount in the financial statements.

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the state of Rio de Janeiro for payment of ICMS of approximately Ps. 1,080,000. This assessment refers to the ICMS tax on internet and satellite use. In March 2004, Star One was required to pay approximately Ps. 91,000 in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Based on management's and the lawyers' estimates, Star One faces little risk of losing the aforementioned suits and consequently, has not provided for such amounts in the financial statements.

The subsidiaries Vésper S.A. and Vésper Sao Paulo, S.A. received assessments related to ICMS of approximately Ps. 136,000, of which approximately Ps. 67,000 were provided for in the financial statements, since it is considered as a probable loss, and approximately Ps. 69,000 face little risk of loss and consequently, has not been provided for in the financial statements.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Income tax on inbound international income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of Ps. 1,314,000 for failing to pay the related income tax for years 1996 and 1997. In late April 1999, the subsidiary. Embratel appealed with the Taxpayers' Council against this decision, which is still pending.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for 1998 amounting to approximately Ps. 295,000.

Embratel filed two appeals against such rulings, the first with the administrative courts (there are two instances that normally confirm the administrative authorities' rulings), and the second with the legal courts (there are three instances, which are considered to more closely adhere to legal precedence).

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies (continued)

The first ruling of Ps. 295,000 was first appealed by Embratel with the administrative courts, and after receiving an unfavorable ruling, Embratel filed a lawsuit with the Supreme Court, whose ruling in the first instance was unfavorable. However, after further review, the court nullified the ruling and a new ruling was issued that declared the annulment of the contested ruling. The administrative authorities will most likely appeal in the third instance.

The second ruling of Ps. 1,314,000 is still in the administrative proceeding phase, and the two rulings issued thus far have confirmed the contested ruling; therefore, Embratel can proceed to initiate the corresponding suits in the legal courts.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian social welfare tax on service exports (PIS)

In August 2001, Embratel received a tax claim from the Brazilian Federal Revenue Service (SRF) totaling approximately Ps. 728,000 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as remote. Accordingly, no provision was recorded in the financial statements for this matter. The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian finance tax for service export security tax (COFINS)

In August 2001, Embratel also received a claim amounting approximately Ps. 1,565,000 related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced to approximately Ps. 1,007,000. Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A new decision was made by the first administrative level and the remaining restated amount is approximately Ps. 1,083,000. Embratel appealed to a higher administrative level which is still pending decision.

Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as unlikely. Accordingly, no provision was recorded in the financial statements for this matter.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies (continued)

Other tax contingencies

Embratel and Vesper still have other tax litigations related to the National Institute of Social Security (INSS), Social Contribution (CSLL) and Telecommunications Systems Universalization Fund (FUST), which could give rise to tax contingencies of which approximately Ps. 89,000 were provided for in the financial statements, since such amount is considered as probable losses and approximately Ps. 1,222,000 face little risk of loss and consequently, has not been provided for.

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel's external lawyers, the subsidiary stands a chance of losing at least some of the cases; consequently, Ps. 544,000 (restated amount) has been provided for in the financial statements for possible unfavorable rulings. According to the Company's external lawyers, although the Company's arguments in these cases are well-grounded, there is no guarantee of a favorable outcome.

Other civil and labor contingencies

There are other civil and labor litigations that could give rise to contingencies of which approximately Ps. 524,000 has been provided for in the financial statements, since such amount is considered as probable losses, and approximately Ps. 723,000 face little risk of loss and consequently, has not provided for. According to the Company's external lawyers, although the Company's arguments in these cases are well-grounded, there is no guarantee of a favorable outcome

13. Related Parties

In the years ended December 31, 2005 and 2004, the Company had the following transactions with related parties:

	2005	2004
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	Ps. 5,901,303	Ps. 6,081,212
Acquisition of 60% of Techtel		903,704
Payment of insurance premiums and fees for administrative and operating services, security trading and others (2)	3,797,144	2,708,155
Payment of CPP interconnection fees (3)	11,370,395	10,662,567
Revenues:
Sale of materials and other services (4)	1,483,631	1,022,006
Sale of long distance and other telecommunications services (5)	6,018,378	4,175,004
Sale of 50% of Technology and Internet LLC	43,446

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

13. Related Parties (continued)

(1) Includes Ps. 5,305,751 in 2005 (Ps. 4,775,669 in 2004) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A. de C.V. (Carso Group), which is an entity under common control of Carso Global Telecom, the company that controls Teléfonos de México, S.A. de C.V.

(2) Includes Ps. 621,734 in 2005 (Ps. 228,435 in 2004) for network maintenance services from a subsidiary of Carso Group, Ps. 317,702 in 2005 (Ps. 297,008 in 2004) for services received from a subsidiary of Impulsor del Desarrollo y el Empleo en América Latina, S.A. de C.V. (IDEAL), Ps. 355,434 in 2005 (Ps. 351,459 in 2004) for insurance premiums paid to Seguros Inbursa, S.A. (Seguros), which, in turn, places in reinsurance most of this amount with third parties, and Ps. 125,838 in 2005 (Ps. 132,785 in 2004) for security trading fees paid to Inversora Bursátil, S.A. (Inversora) as well as Ps. 462,863 in 2005 (Ps. 345,208 in 2004) for fees paid for administrative and operating services to technology partners. (AT&T and Carso Global Telecom). Carso Group, IDEAL, Seguros and Inversora are entities under common control of Carso Global Telecom.

(3) Interconnection expenses under the "Calling Party Pays" program; outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. This also includes Ps. 2,066,811 in 2005 (Ps. 620,217 in 2004) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name "Claro" in Brazil. América Móvil is an entity under common control of Carso Global Telecom.

(4) Includes Ps. 185,042 in 2005 (Ps. 251,406 in 2004) from the sale of construction materials to a subsidiary of the Carso Group.

(5) Revenues from billings to América Móvil's subsidiaries, which include Ps. 1,724,357 in 2005 (Ps. 321,547 in 2004) billed to subsidiaries of América Móvil that operate under the trade name "Claro".

At December 31, 2005, TELMEX had net amounts due to a subsidiary of the Carso Group and a subsidiary of América Móvil of Ps. 216,022 and Ps. 1,059,727, respectively, (Ps. 143,306 and Ps. 1,023,332 in 2004). Embratel had an outstanding loan from a subsidiary of Grupo Financiero Inbursa, S.A. de C.V. (Inbursa Financial Group) of
Ps. 267,807 (Ps. 581,996 in 2004).

TELMEX purchases materials and receives services from several subsidiaries of the Carso Group and América Móvil. Additionally, TELMEX receives banking and insurance services from Financial Group Inbursa and subsidiaries, which are entities under common control of Carso Global Telecom. Contracted prices of materials and considerations for services are similar to those that would be used with unrelated parties in comparable transactions.

The companies mentioned in this note are considered to be related parties, since the Company's principal stockholders also directly or indirectly hold a percentage equity interest in such companies. Carso Global Telecom holds the majority of the Company's voting shares. AT&T is a minority shareholder of the Company.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

14. Provisions

The Company's main provisions, which are included as part of the caption Accrued liabilities, are as follows:

The activity included in provisions for other contractual employee benefits for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	Ps. 1,194,039	Ps. 965,529
Effect of translation	7,497
	1,201,536	965,529
Effect of acquired companies		141,503
Increase through charge to expenses	3,739,851	3,477,910
Monetary position loss	(38,456)	(56,733)
Charges to provision	(3,571,927)	(3,334,170)
Ending balance at December 31	Ps. 1,331,004	Ps. 1,194,039

The activity in the provision for vacations for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	Ps. 1,469,022	Ps. 1,132,187
Effect of translation	15,318
	1,484,340	1,132,187
Effect of acquired companies		327,856
Increase through charge to expenses	2,726,439	2,662,998
Monetary position loss	(39,449)	(71,405)
Charges to provision	(2,705,452)	(2,582,614)
Ending balance at December 31	Ps. 1,465,878	Ps. 1,469,022

The activity in provisions for Embratel's contingencies for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	Ps. 2,092,874
Effect of translation	117,404
	2,210,278
Effect of acquired companies		Ps. 2,092,113
Increase through charge to expenses	971,253	96,941
Effect of translation	(25,900)	(80,007)
Charges to provision	(255,781)	(16,173)
Ending balance at December 31	Ps. 2,899,850	Ps. 2,092,874

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

15. Stockholders' Equity

a) At an extraordinary stockholders' meeting held on April 28, 2005, the stockholders approved the restructuring of the number of Series "AA", "A" and "L" outstanding shares, through a two-for-one stock split (two new shares for each prior outstanding share) as of May 25, 2005.

All the figures related to the number of shares included in these financial statements consider the aforementioned split, irrespective of such figures refer to dates prior to the date of the split.

At December 31, 2005, capital stock is represented by 22,045 million common shares issued and outstanding with no par value, representing the Company's fixed capital
(Ps. 23,665 million in 2004). An analysis is as follows:

	2005	2004
8,115 million Series "AA" shares (8,127 in 2004)	Ps. 14,935,947	Ps. 14,958,474
479 million Series "A" shares (504 in 2004)	1,034,098	1,088,063
13,451 million Series "L" shares with limited voting rights (15,034 in 2004)	11,565,903	12,887,742
Total	Ps. 27,535,948	Ps. 28,934,279

Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series "A" shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series "AA" and "A" shares combined may not represent more than 51% of capital stock. The combined number of Series "L" shares, which have limited voting rights and may be freely subscribed, and Series "A" shares may not exceed 80% of capital stock.

b) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the percentage of capital stock represented by the shares acquired.

At a regular stockholders' meeting held on November 28, 2005, the stockholders approved an increase of Ps. 10,000,000 (historical), in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. 10,149,475 (historical).

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

15. Stockholders' Equity (continued)

In 2005, the Company acquired 1,577.6 million Series "L" shares for Ps. 17,214,267 (historical cost of Ps. 16,926,983) and 6.2 million Series "A" shares for Ps. 67,029 (historical cost of Ps. 65,761).

In 2004, the Company acquired 1,415.7 million Series "L" shares for Ps. 14,322,103 (historical cost of Ps. 13,482,173) and 3.4 million Series "A" shares for Ps. 34,136 (historical cost of Ps. 32,134).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) In 2004, as a result of the maturity of the convertible senior debentures, the Company issued 777.4 million Series "L" shares (see Note 8).

e) Earnings per share are obtained by dividing net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in 2004 were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 17. The computation was made by deducting from net income for the year, the net comprehensive financing income, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares

An analysis is as follows:

	2005	2004
Earnings per basic share:
Majority net income	Ps. 28,179,868	Ps. 28,412,238
Weighted average number of shares issued and outstanding (millions)	22,893	23,906
Earnings per basic share (in Mexican pesos):	Ps. 1.231	Ps. 1.188
Earnings per diluted share:
Majority net income	Ps. 28,179,868	Ps. 28,412,238
Comprehensive financing cost (net of income tax and employee profit sharing)		496,404
Adjusted income	Ps. 28,179,868	Ps. 28,908,642
Weighted average number of shares issued and outstanding (millions)	22,893	23,906
Add:
Potentially dilutive shares		498
Weighted average number of diluted shares issued and outstanding (millions)	22,893	24,404
Earnings per diluted share (in Mexican pesos)	Ps. 1.231	Ps. 1.185

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

15. Stockholders' Equity (continued)

f) At December 31, 2005, Other accumulated comprehensive income items include the deficit from the restatement of stockholders' equity, the effect of market value of swaps net of deferred taxes and the effect of translation of foreign entities of
(Ps. 71,880,953), Ps. 150,120 and Ps. 1,138,311, respectively (deficit from the restatement of stockholders' equity, the effect of market value of swaps net of deferred taxes and the effect of translation of foreign entities of (Ps. 68,078,902), (Ps. 1,141,668) and Ps. 794,940, respectively, in 2004.

g) At a meeting held on March 30, 2006, the stockholders approved an increase of Ps. 15,000,000 in the total authorized amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. 15,215,538.

16. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized TELMEX to consolidate the group tax returns effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C. the Mexican subsidiaries acquired during the year and the foreign subsidiaries are excluded from this tax consolidation

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transmission of the tax consolidation of Teléfonos de México, S.A. de C.V. to that of Carso Global Telecom, S.A. de C.V. (controlling company of TELMEX) staring in 2005 in conformity with the Mexican Income Tax Law. However, this does not result in the tax deconsolidation of Teléfonos de México, S.A. de C.V. or its subsidiaries, nor in their ceasing to consolidate for tax purposes.

b) The 1.8% asset tax, which is a minimum income tax, is computed on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2005 and 2004 was Ps. 1,101,155 and
Ps. 2,892,644, respectively. In both years, TELMEX credited against these amounts the corporate income tax paid in such years.

c) An analysis of income tax provisions is as follows:

	2005	2004
Current year	Ps. 13,974,403	Ps. 15,578,122
Deferred tax, net of related monetary position gain of Ps. 649,328 (Ps. 1,263,681 in 2004)	(2,413,754)	(236,552)
Effect of change in deferred tax rate		(2,567,892)
Total	Ps. 11,560,649	Ps. 12,773,678

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

16. Income Tax, Asset Tax and Employee Profit Sharing (continued)

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2005%	2004%
Statutory income tax rate	30.0	33.0
Effect of change in tax rate		(5.9)
Depreciation	(0.5)	(0.5)
Financial cost	(0.1)	0.1
Deferred employee profit sharing	(2.0)
Others	(0.5)	0.9
Effective tax rate for Mexican operations	26.9	27.6
Revenues and costs of foreign subsidiaries	(0.2)	1.1
Effective tax rate	26.7	28.7

On December 1, 2004, an annual gradual decrease in the 33% corporate income tax rate was approved so that the rate is 30% in 2005 and will be 29% in 2006 and 28% in 2007 and succeeding years. The effect of such rate reduction represented a credit to the results of operations for 2004 of Ps. 2,567,892.

At December 31, 2005 and 2004, the Company recognized temporary items that gave rise to deferred taxes as follows:

	2005	2004
Deferred tax asset:
Allowance for bad debts and slow-moving inventories	Ps. 598,516	Ps. 718,727
Tax losses	72,639	80,266
Advance billings	345,668	363,374
Liability provisions	863,728	956,103
Employee profit sharing	782,425
	2,662,976	2,118,470
Deferred tax liability
Fixed assets	(10,693,962)	(12,438,247)
Inventories	(264,638)	(417,916)
Licenses	(169,815)	(138,632)
Net projected asset (pensions)	(6,252,355)	(7,405,364)
Prepaid expenses	(281,738)	(422,749)
Financial instruments	(505,370)
	(18,167,878)	(20,822,908)
Net deferred tax liability	Ps.(15,504,902)	Ps.(18,704,438)

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

16. Income tax (continued)

In 2005, the Company began to recognize deferred employee profit sharing of the year, since as of 2006, companies will be permitted to deduct deferred employee profit sharing from the income tax base at the time employees are paid.

At December 31, 2005, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was Ps. 27,646,937 and Ps. 52,735,503, respectively. These amounts are for Teléfonos de México, S.A. de C.V. computed on a stand-alone basis.

d) The temporary differences on which the foreign entities recognized deferred taxes in the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Deferred tax asset:
Fixed assets Allowance for bad debts and slow-moving inventories	Ps. 2,343,573 1,764,515	Ps. 1,079,592 2,742,813
Tax losses	1,603,260	1,551,773
Advance billings	58,015	67,185
Liability provisions	1,190,032	800,933
	6,959,395	6,242,296
Deferred tax liability:
Inventories and licenses	(1,171,414)	(735,246)
	(1,171,414)	(735,246)
Net deferred tax asset	Ps. 5,787,981	Ps. 5,507,050

e) TELMEX is subject to payment of employee profit sharing in addition to its contractual compensations and benefits. In 2005 and 2004, employee profit sharing was computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

17. Stock Option Plan

In September 2001, as approved by the stockholders in an ordinary meeting held on February 6, 2001, TELMEX established a stock option plan for its officers for up to 100 million Series "L" shares. From September 2001 through December 2004, 62,833,810 shares were exercised. Of the 100 million Series "L" shares approved by the stockholders, 37,166,190 had still not been exercised.

In a session of the Company's Evaluation and Compensation Committee held on February 8, 2005, the Series "L" stock option plan was revoked and the remaining unexercised shares were canceled.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

18. Segments

TELMEX operates primarily in Mexico and Latin America. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(In millions of Mexican pesos with purchasing power at December 31, 2005)

	México	Brazil	Argentina	Chile	Colombia	Perú	U.S.A.	Adjustments	Total consolidado
At December 31,2005
Operating revenues	$ 124,669	$ 34,873	$ 1,062	$ 1,360	$ 532	$ 593	$ 507	$ (648)	$ 162,948
Depreciation and amortization	18,870	4,997	125	189	73	143	20		24,417
Operating income	45,565	2,824	(17)	85	135	2	40	60	48,694
Segment assets	344,179	88,287	1,882	2,597	781	1,366	260		439,352

At December 31,2004
Operating revenues	$ 128,416	$ 14,054	$ 667	$ 820	$ 349	$ 481	$ 163	$ (273)	$ 144,677
Depreciation and amortization	20,851	2,422	136	145	71	78	9		23,712
Operating income	44,602	207	(95)	(80)	62	(5)	25	(1)	44,715
Segment assets	342,074	84,046	1,622	2,240	618	1,314	88		432,002

Intersegmental revenues per country are not showed due to its immateriality. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant, property and equipment (net of accumulated depreciation), construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Judged information

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	900,443	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	99.99
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Telmex International, Inc.	Holding Company in the U S A.	1,000	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Teninver, S.A. de C.V.	Managment of yellow pages	9,912,982	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	24,842,315	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Metrored Holdings S. R. L.	Telecommunications services	12,000	100.00
Telmex Chile Holding S.A.	Telecommunications services	122,525,375,257	100.00
Telmex Colombia S. A.	Telecommunications services	164,659,136	100.00
Telmex Perú S. A.	Telecommunications services	3,862,055	100.00
Embratel Participacoes, S.A.	Telecommunications services	715,018,262,899	72.31

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Judged information

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	381,157
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	107,121
TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	29,862
Net Serviços de Comunicacao, S.A.	Cable TV operator	1,466,390,025	37.11	3,656,996	230,344
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	48,748
TOTAL INVESTMENT IN ASSOCIATES				4,312,343	797,232
OTHER PERMANENT INVESTMENTS					6,870
T O T A L				4,312,343	804,102

NOTES:

The number of shares in our affiliate company Net Serviços de Comunicação S.A. is 1,466,390,025. The 37.11 % corresponds to the percentage held directly by Embratel Participações, S.A. in Net Serviços de Comunicação, S.A., therefore, the TELMEX's indirect effective holding in Net is 26.83%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---
Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
			Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BBV ARGENTARIA S.A. (1)	22/12/2007	5.45	0	0	0	0	0	0	0	172,297	172,298	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	4.90	0	0	0	0	0	0	0	30,265	30,265	5,938	2,915	0
BANK OF AMERICA (1)	14/04/2006	4.95	0	0	0	0	0	0	0	19,785	0	0	0	0
DEXIA BANK (1)	31/12/2014	5.70	0	0	0	0	0	0	0	265,044	265,044	190,074	190,074	241,217
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	18,696	18,696	18,696	18,696	160,670
SOCIETE GENERALE PARIS (1)	14/05/2007	5.45	0	0	0	0	0	0	0	826	14	0	0	0
BBVA BANCOMER (1)	10/10/2006	5.60	0	0	0	0	0	0	0	124,429	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	5.58	0	0	0	0	0	0	0	147,643	0	0	0	0
EXPORT DEVELOPMENT C. (1)	22/04/2009	5.25	0	0	0	0	0	0	0	291,390	50,508	21,475	5,609	0
JAPAN BANK INT. COOP. (1)	10/10/2011	5.57	0	0	0	0	0	0	0	918,096	918,096	918,095	918,095	1,836,063
VARIAS INSTITUCIONES (1) Y (6)	30/06/2013	5.95	0	0	0	0	0	0	0	595,925	847,247	786,280	466,374	974,738
VARIAS INSTITUCIONES (2)	05/08/2027	8.02	0	0	0	0	0	0	0	567,346	506,260	2,177,375	166,866	323,599
SECURED DEBT
COMMERCIAL BANK
BBVA BANCOMER (3)	26/02/2007	8.56	0	0	800,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	8.51	0	0	500,000	0	0	0	0	0	0	0	0	0
CITIBANK, N.A. (1)	27/10/2009	5.00	0	0	0	0	0	0	0	0	0	0	16,066,350	0
CITIBANK, N.A. (1)	27/10/2011	5.13	0	0	0	0	0	0	0	0	0	0	0	10,710,900
OTHER
TOTAL BANKS			0	0	1,300,000	0	0	0	0	3,151,742	2,808,428	4,117,933	17,834,979	14,247,187

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TLMX 02 (5)	09/02/2007	8.70	0	0	1,650,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	0	1,000,000	0	400,000	300,000	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	8.80	0	0	3,250,000	0	0	0	0	0	0	0	0	0
8 1/4 SENIOR NOTES (2)	26/01/2006	8.25	0	0	0	0	0	0	0	11,443,451	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	10,710,900	0	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,568,720
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	0	10,175,355
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE			0	0	5,900,000	0	400,000	300,000	0	11,443,451	0	10,710,900	0	18,744,075

SUPPLIERS
TOTAL SUPPLIERS

OTHER CURRENT LIABILITIES AND OTHER CREDITS
S58 OTHER CURRENT LIABILITIES			0	25,438,219	0	0	0	0	0	0	0	0	0	0

TOTAL			0	25,438,219	7,200,000	0	400,000	300,000	0	14,595,193	2,808,428	14,828,833	17,834,979	32,991,262

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 4.7000 at December 30, 2005
  TIIE at 28 days is equivalent to 8.5650 at December 30, 2005
  TIIE at 91 days is equivalent to 8.4400 at December 29, 2005
  CETES at 182 days is equivalent to 7.9000 at December 29, 2005

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, SIFIC/ICS, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2005 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	7,653,712	10.7109
EURO (EUR)	46,159	12.6540

E.- There are other liabilities in foreign currency for an equivalent amount of P. 497,625 thousand pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSAND PESOS
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS
MONETARY ASSETS	547,307	5,862,152	1,093,404	11,711,337	17,573,489

LIABILITIES	8,833,398	94,613,651	1,179,467	12,633,160	107,246,811
SHORT-TERM LIABILITIES	2,508,129	26,864,323	1,112,790	11,918,986	38,783,309
LONG-TERM LIABILITIES	6,325,269	67,749,328	66,677	714,174	68,463,502

NET BALANCE	(8,286,091)	(88,751,499)	(86,063)	(921,823)	(89,673,322)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (U.S.)	10.7109
EURO	12.6540
CHILEAN PESO	0.0209
ARGENTINEAN PESO	3.5325
BRAZILIAN REAL	4.5758
PERUVIAN SOL	3.1218
COLOMBIAN PESO	0.0047

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	64,405,843	143,756,134	(79,350,291)	0.15	(119,025)
FEBRUARY	75,493,981	153,506,183	(78,012,202)	0.11	(85,813)
MARCH	81,304,637	156,380,922	(75,076,285)	0.46	(345,351)
APRIL	79,282,842	156,465,715	(77,182,873)	0.32	(246,985)
MAY	77,422,567	152,286,007	(74,863,440)	0.10	(74,863)
JUNE	70,160,029	143,129,438	(72,969,409)	(0.30)	218,908
JULY	67,213,101	141,224,114	(74,011,013)	0.36	(266,440)
AUGUST	66,943,392	139,373,492	(72,430,100)	0.21	(152,103)
SEPTEMBER	67,083,977	139,264,459	(72,180,482)	0.39	(281,504)
OCTOBER	67,266,243	139,927,687	(72,661,444)	0.30	(217,984)
NOVEMBER	68,437,132	139,958,217	(71,521,085)	0.64	(457,735)
DECEMBER	66,968,797	139,329,082	(72,360,285)	0.54	(390,746)
RESTATEMENT	0	0	0	0.00	(34,856)
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	474,105
TOTAL					(1,980,392)

NOTE:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Judged information

Consolidated

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Restrictions:

Long term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2005, the Company has complied with such restrictive covenants.

Also, part of our debt is subject to either acceleration or repurchase at the holder's option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom, S.A. de C.V. ("Carso Global Telecom") (TELMEX's Controller) or its present controlling shareholders continue to control a majority of the voting stock of the Company.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31,2005 the Company has complied with such restrictive covenants

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Judged information

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Judged information

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

Judged information

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	55,801,529	0.0
LONG DISTANCE SERVICE	0	24,078,393	0.0
INTERCONNECTION	0	17,478,125	0.0
CORPORATE NETWORKS	0	10,294,172	0.0
INTERNET	0	8,148,720	0.0
OTHERS	0	5,851,661	0.0
FOREIGN SALES
NET SETTLEMENT	0	3,327,991	0
LOCAL SERVICE	0	2,662,258	0
LONG DISTANCE SERVICE	0	22,706,149	0
INTERCONNECTION	0	916,166	0
CORPORATE NETWORKS	0	8,125,815	0
INTERNET	0	2,918,070	0
OTHERS	0	639,055	0
TOTAL		162,948,104

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	3,217,994
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	109,997
LOCAL SERVICE	0	2,662,258
LONG DISTANCE SERVICE	0	22,706,149
INTERCONNECTION	0	916,166
CORPORATE NETWORKS	0	8,125,815
INTERNET	0	2,918,070
OTHERS	0	639,055
TOTAL		41,295,504

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Judged information

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	479,437,546	0	0	479,437,546	5,993	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,433	0
L	0.01250	0	13,451,048,642	0	0	13,451,048,642	168,138	0
TOTAL			22,045,082,270	0	8,114,596,082	13,930,486,188	275,564	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							22,045,082,270

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	4th. Quarter 05 Oct - Dec	% of Advance	Amount used 2005	Budget 2005	% of Advance

DATA	1,050,893	28.2	2,994,072	3,728,996	80.3
INTERNAL PLANT	675,343	30.6	1,804,645	2,209,410	81.7
OUTSIDE PLANT	1,169,202	25.0	4,544,386	4,678,603	97.1
TRANSMISSION NETWORK	1,105,500	31.5	2,736,600	3,513,608	77.9
SYSTEMS	479,805	63.4	610,663	757,258	80.6
OTHERS	1,054,894	22.2	2,554,994	4,750,226	53.8

TOTAL INVESTMENT TELMEX MEXICO	5,535,637	28.2	15,245,360	19,638,101	77.6

LATINOAMERICA	2,705,819	36.8	7,819,617	7,351,831	106.4

TOTAL INVESTMENT	8,241,456	30.5	23,064,977	26,989,932	85.5

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Judged information

Consolidated

Final printing

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Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Judged information

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE SUBDIRECTOR OF FINANCE C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2005

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Judged information

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU
BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.C.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.C.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - Fourth Quarter 2005 (judged information).